Filed pursuant to General Instruction II.L of Form F-10:
File No. 333-206476

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement together with the short form base shelf prospectus dated September 1, 2015 from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V6C 3A6, telephone (604) 628-1107, and are also available electronically at www.sedar.com.

This prospectus supplement, together with the short form base shelf prospectus dated September 1, 2015 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

AMENDED AND RESTATED PROSPECTUS SUPPLEMENT

To The Short Form Base Shelf Prospectus Dated September 1, 2015

New Issue	October 27, 2015

SANDSTORM GOLD LTD.

U.S.$25,000,200

8,772,000 Units

Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Corporation”) is hereby qualifying for distribution 8,772,000 units (each an “Offered Unit”) of the Corporation (the “Offering”) at a price of U.S.$2.85 per Offered Unit (the “Offering Price”). Each Offered Unit consists of one common share (each, a “Unit Share”) of the Corporation and one-half of one common share purchase warrant of the Corporation (each whole common share purchase warrant, a “Warrant”). The Units will separate into Unit Shares and Warrants immediately upon distribution. Each Warrant will entitle the holder to purchase one common share of the Corporation (each a “Warrant Share”) at a price of U.S.$4.00 at any time prior to 4:30 p.m. (Toronto time) on the date that is five years after the closing of the Offering. The Offered Units will be issued pursuant to an underwriting agreement (the “Underwriting Agreement”) dated October 27, 2015, between the Corporation and National Bank Financial Inc. (the “Lead Underwriter”), BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., Canaccord Genuity Corp., Cormark Securities Inc., Paradigm Capital Inc., Raymond James Ltd., RBC Dominion Securities Inc. and TD Securities Inc. (collectively, the “Underwriters”). The Offering Price was determined by negotiation between the Corporation and the Lead Underwriter, on behalf of the Underwriters. The Offered Units will be offered in the United States and Canada through the Underwriters either directly or through their respective duly registered U.S. or Canadian broker dealer affiliates or agents. See “Plan of Distribution”.

We are further qualifying for distribution in the United States (i) 4,386,000 Warrant Shares of the Corporation, issuable from time to time, on exercise of the Warrants issuable under this prospectus supplement, and (ii) such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions forming part of the terms and conditions of the Warrants.

We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying short form base shelf prospectus dated September 1, 2015 (the “accompanying prospectus”), in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in this prospectus supplement or the accompanying prospectus, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Units. Investors should read the tax discussion in this prospectus supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Risk Factors”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

An investment in the Offered Units bears certain risks. See “Risk Factors” in this prospectus supplement and the accompanying prospectus.

The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SSL” and on the NYSE MKT LLC (the “NYSE MKT”) under the symbol “SAND”. On October 26, 2015, the last trading day before the date hereof, the closing price of the Common Shares on the TSX was $3.95 and the closing price of the Common Shares on the NYSE MKT was U.S.$3.00.

The Corporation has applied to list the Unit Shares, the Warrants and the Warrant Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX. The Corporation has also applied to list the Unit Shares and the Warrant Shares on the NYSE MKT. Listing will be subject to the Corporation fulfilling all of the requirements of the NYSE MKT. There will be no market in the United States through which the Warrants may be sold. This may affect the pricing of the Warrants in the United States secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation.

U.S.$2.85 per Unit

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to the Corporation(3)
Per Offered Unit	U.S.$	2.85	U.S.$	0.1425	U.S.$	2.7075
Total(4)	U.S.$	25,000,200	U.S.$	1,250,010	U.S.$	23,750,190

(1)	The Corporation intends to allocate U.S.$2.69 of the Offering Price as consideration for the issue of each Unit Share and U.S.$0.16 of the Offering Price as consideration for the issue of each one-half of one Warrant comprising each Offered Unit.
(2)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Underwriters will be paid an aggregate cash fee of U.S.$0.1425 per Offered Unit, representing 5.0% of the gross proceeds of the Offering (the “Underwriters’ Fee”).
(3)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, including in connection with the preparation and filing of this prospectus supplement, which are estimated to be U.S.$500,000 and which will be paid from the proceeds of the Offering.
(4)	The Corporation has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to an additional amount of Offered Units equal to 15% of the Offered Units sold pursuant to the Offering, being 1,315,800 Offered Units (the “Additional Offered Units”), at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercisable by the Underwriters in respect of: (i) Additional Offered Units at the Offering Price; or (ii) additional Unit Shares (the “Additional Shares”) at a price of U.S.$2.69 per Additional Share; or (iii) additional Warrants (the “Additional Warrants”) at a price of U.S.$0.32 per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants (together, the “Additional Securities”), so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed 1,315,800 Additional Shares and 657,900 Additional Warrants. The grant of the Over-Allotment Option and the Additional Securities issuable upon exercise of the Over-Allotment Option are hereby qualified for distribution under this prospectus supplement. A purchaser who acquires Additional Securities issuable on the exercise of the Over-Allotment Option acquires such Additional Securities under this prospectus supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters’ Fee and Net Proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately U.S.$28,750,230, U.S.$1,437,511.50 and U.S.$27,312,718.50, respectively. See “Plan of Distribution” and the table below:

The following table sets out the number of Additional Securities for which the Over-Allotment Option may be exercised:

Underwriters’ Position	Number of Additional Securities	Exercise Period	Exercise Price
Over-Allotment Option	1,315,800 Additional Shares and/or 657,900 Additional Warrants	30 days following the closing of the Offering	U.S.$2.69 per Additional Share and U.S.$0.32 per Additional Warrant

Unless the context otherwise requires, all references to the “Offering” in this prospectus supplement shall include the Over-Allotment Option and all references to “Offered Units” shall include Additional Offered Units, references to “Unit Shares” shall include Additional Shares and references to “Warrants” shall include “Additional Warrants”, as applicable.

The Underwriters, as principals, conditionally offer the Offered Units subject to prior sale, if as and when issued by the Corporation, and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Neal, Gerber & Eisenberg LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Borden Ladner Gervais LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. An electronic Deposit ID evidencing the Offered Units is expected to be registered to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS at the closing of the Offering, which is anticipated to be on or about November 3, 2015 or such other date as may be agreed upon between the Corporation and the Underwriters. A purchaser of Offered Units will receive only a customer confirmation from the registered dealer through which the Offered Units are purchased. The Corporation expects that delivery of the Offered Units will be made against payment therefor on or about the Closing Date, which will be the fifth business day (in the United States) following the date of pricing of the Offered Units. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Unit Shares or Warrants prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Unit Shares or Warrants prior to the Closing Date should consult their own advisors. See “Plan of Distribution”.

In connection with the Offering, the Corporation may be considered to be a “connected issuer” within the meaning of National Instrument 33-105 – Underwriting Conflicts (“NI 33-105”) to the Underwriters. An affiliate of each of the Lead Underwriter, BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Scotia Capital Inc. is a lender to the Corporation pursuant to the Revolving Facility (as defined herein). See “Relationship Between the Corporation and the Underwriters (Conflicts of Interest)”.

Investors should rely only on current information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus as such information is accurate only as of the date of the applicable document. The Corporation has not authorized anyone to provide investors with different information. Information contained on the Corporation’s website shall not be deemed to be a part of this prospectus supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Corporation will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein.

Mr. Andrew T. Swarthout and Mary L. Little, each a director of the Corporation, reside outside of Canada. Mr. Swarthout and Ms. Little have each appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Corporation’s head and registered office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V6C 3A6.

The Offering amount in this prospectus supplement is in United States dollars. References to U.S.$ are to United States dollars.

ii

ABOUT THIS PROSPECTUS

In this prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Sandstorm Gold” or the “Corporation”, refer to Sandstorm Gold Ltd. together with its subsidiaries.

This document is in two parts. The first part is the prospectus supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the Offering. To the extent that the description of the Offered Units varies between this prospectus supplement and the accompanying prospectus, you should rely only on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and on the other information included in the registration statement of which this prospectus supplement and the accompanying prospectus forms a part. We have not, and the Underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Corporation incorporated by reference in this prospectus supplement have been prepared in accordance with IFRS and are reported in United States dollars.

The Offering amount in this prospectus supplement is in United States dollars. All currency amounts in this prospectus supplement are expressed in Canadian dollars, unless otherwise indicated. References to “U.S.$” are to United States dollars.

The following table sets forth (i) the noon rates of exchange for the U.S. dollar, expressed in Canadian dollars in effect at the end of each of the periods indicated; (ii) the average of the noon exchange rates in effect during each period; and (iii) the high and low noon exchange rates during each period, in each case, as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period. These rates are set forth as Canadian dollars per U.S.$1.00.

	Year Ended December 31,
	2014	2013	2012
High for period	$1.1643	$1.0697	$1.0418
Low for period	1.0614	0.9839	0.9710
Average for period	1.1045	1.0299	0.9996
Rate at end of period	1.1601	1.0636	0.9949

	Six Months Ended June 30,
	2015	2014
High for period	$1.2803	$1.1251
Low for period	1.1728	1.0614
Average for period	1.2354	1.0968
Rate at end of period	1.2474	1.0676

On October 26, 2015, the noon spot rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3134.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in accordance with the requirements of Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with IFRS, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Technical disclosure in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves” should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance would be expected imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve and Mineral Resource estimates included in the documents incorporated herein by reference may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference may not be comparable with information made public by companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation incorporated and existing under the laws of the Province of British Columbia. Most of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. Sandstorm Gold has appointed CT Corporation System as its agent for service of process in the United States, but it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Sandstorm Gold’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Sandstorm Gold has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Sandstorm Gold has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 relating to the accompanying prospectus, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the Offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), relating to the offering of our securities, including the Offered Units, of which this prospectus supplement and accompanying prospectus form a part (the “Registration Statement”). This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Offered Units.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this prospectus supplement and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: closing of the Offering; the intended use of proceeds; the satisfaction of all conditions pursuant to the Yamana Transaction (as defined herein); the impact of general business and economic conditions; delays in the construction of the Karma project, the Hugo North Extension and Heruga deposits, the projects underlying the Sandstorm Gold portfolio of royalties, the Mt. Hamilton mine, the Prairie Creek project, the Bomboré project and the Cerro Moro project; the absence of control over mining operations from which Sandstorm Gold will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, projected increases in Sandstorm Gold’s cash flow; expectations regarding construction and production; expectations regarding tax or currency exposure; projected changes to Sandstorm Gold’s counterparty and asset mix profile; expected downside projections; anticipated exploration upside; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; risks related to Sandstorm Gold’s acquisition strategy; risks related to having to rely on the accuracy of the public disclosure and other information Sandstorm Gold receives from the owners and operators of the mining operations as the basis for its analyses, forecasts and assessments related to its own business; differences in the interpretation or application of tax laws; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in our Annual Information Form (as defined herein and incorporated by reference herein), and the section entitled “Risk Factors” herein.

Forward-looking information in this prospectus supplement, the accompanying prospectus, or incorporated by reference herein or therein, includes, among other things, statements with respect to: the Offering, including the terms, potential completion and expected closing date of the Offering and the intended use of proceeds of the Offering, Sandstorm Gold’s existing 76 gold streams/royalties as well as its future outlook and Mineral Resource and Mineral Reserve estimates for each of the Chapada mine, the Diavik mine, the Aurizona mine, the Gualcamayo mine, the Emigrant Springs mine, the Mine Waste Solutions project, the Santa Elena mine, the Ming mine, the Black Fox mine, the Hugo North Extension and Heruga deposits, the Karma project, the mines underlying the Sandstorm Gold portfolio of royalties, the Bachelor Lake mine, the Mt. Hamilton mine, the Prairie Creek project, the San Andres mine, the Bomboré project and the Bracemac-McLeod mine. Documents incorporated by reference, such as the Annual Information Form, the audited consolidated annual financial statements of the Corporation as at, and for the years ended, December 31, 2014 and 2013 and related management’s discussion and analysis as well as the unaudited condensed consolidated interim financial report of the Corporation as at June 30, 2015 and 2014, and for the three and six months ended June 30, 2015 and 2014 and related management’s discussion and analysis, include forward-looking information with respect to, among other things, the Corporation’s corporate development and strategy.

Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the completion of the Offering and satisfaction of all conditions to the Offering, continued operation of the mining operations from which Sandstorm Gold will purchase gold and other precious and non-precious metals, and that the mining operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, no material adverse change in the market price of commodities, that such mining operations will operate in accordance with the public statements of their operators and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V6C 3A6, telephone (604) 628-1107, and are also available electronically at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and through EDGAR are not incorporated by reference in this prospectus supplement, except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, except the Province of Québec, and in the Northwest Territories are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a)	the annual information form (the “Annual Information Form”) of the Corporation dated March 17, 2015 for the year ended December 31, 2014;

(b)	the audited consolidated annual financial statements of the Corporation as at, and for the years ended December 31, 2014 and 2013, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)	management’s discussion and analysis for the year ended December 31, 2014;

(d)	the unaudited condensed consolidated interim financial report of the Corporation as at June 30, 2015, and for the three and six months ended June 30, 2015 and 2014, together with the notes thereto;

(e)	management’s discussion and analysis for the three and six months ended June 30, 2015;

(f)	the management information circular of the Corporation dated April 2, 2015 prepared in connection with the annual meeting of shareholders of the Corporation held on May 22, 2015;

(g)	the material change report of the Corporation dated March 26, 2015 with respect to the acquisition by the Corporation of a 1% gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik mine operated by Rio Tinto plc;

(h)	the business acquisition report of the Corporation dated May 15, 2015 with respect to the acquisition of 100% of the outstanding common shares of Gold Royalties Corporation; and

(i)	the term sheet dated October 27, 2015 relating to the Offering.

Any document of the type referred to item 11.1 of Form 44-101F1 Short Form Prospectus under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this prospectus supplement is effective shall be deemed to be incorporated by reference in this prospectus supplement. These documents are available on SEDAR, which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference in this prospectus supplement is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus supplement, documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Any statement contained in this prospectus supplement, the accompanying prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus for the purpose of the Offering shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under “Documents Incorporated by Reference”, the following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the Registration Statement insofar as required by the SEC’s Form F-10: (i) the form of Underwriting Agreement; (ii) the form of Warrant Indenture (as defined herein); (iii) the Copper Purchase Agreement (as defined herein); (iv) the Silver Purchase Agreement (as defined herein); (v) audited consolidated financial statements of Gold Royalties Corporation as at December 31, 2014 and 2013 and for each of the years ended December 31, 2014 and 2013, together with the report of the independent registered public accounting firm thereon and the notes thereto; (vi) the termination agreement dated May 7, 2015 among the Corporation, Luna Gold Corp. Mineração Aurizona S.A., Sandstorm Gold (Canada) Ltd. and Sandstorm Gold Bank Limited; (vii) the Aurizona royalty agreement dated May 7, 2015 among Luna Gold Corp., Mineração Aurizona S.A. and Sandstorm Gold (Canada) Ltd.; (viii) powers of attorney; and (ix) the consents of auditors, legal counsel and other experts.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this prospectus supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement.

THE CORPORATION

Sandstorm Gold is a non-operating gold streaming company which generates its revenue primarily from the sale of gold and other precious metals pursuant to purchase agreements (“Gold Streams”). Sandstorm Gold currently has a portfolio of 76 Gold Streams and net smelter return royalty (“NSR”) agreements, of which 16 of the underlying mines are producing.

Sandstorm Gold seeks to acquire Gold Streams and royalties from companies which have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a Gold Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Gold Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gold Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Gold Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

Recent Developments

Multi-Asset Stream Transaction with Yamana Gold Inc.

On October 27, 2015, the Corporation entered into three agreements with Yamana Gold Inc. (“Yamana”) that include production streams from up to five of Yamana’s projects (the “Yamana Transaction”). For upfront consideration of U.S.$148 million in cash, U.S.$4 million in cash payable in six months, and 15 million warrants of the Corporation (the “Yamana Warrants”), the Corporation will receive a silver stream (the “Silver Stream”) pursuant to a silver purchase agreement dated October 27, 2015 (the “Silver Purchase Agreement”) on the Cerro Moro development project in Argentina (the “Cerro Moro Project”) that includes interim silver deliveries during years 2016 to 2018 from currently operating mines, and a copper stream (the “Copper Stream”) on the operating Chapada mine in Brazil (the “Chapada Mine”) pursuant to a copper purchase agreement dated October 27, 2015 (the “Copper Purchase Agreement”) and a potential gold stream on the Agua Rica project in Argentina (the “Agua Rica Project”), at the Corporation’s sole option (the “Early Deposit Gold Stream”). The Yamana Warrants have an exercise price of U.S.$3.50, a term of five years and are exercisable upon achievement of specific milestones with respect to the construction of the Cerro Moro Project.

The Yamana Transaction will provide near-term cash flow to the Corporation, as based on their current projections, the Silver Stream and the Copper Stream are expected to contribute approximately U.S.$10 million of cash flow annually starting in 2016, increasing to approximately U.S.$20 million annually by 2019, representing a 55% increase in the Corporation’s expected 2019 cash flow. The Yamana Transaction further provides the Corporation with asset diversification through Silver Stream that includes production from the Chapada Mine, the Cerro Moro Project, and the Minera Florida mine in Chile (the “Minera Florida Mine”), as well as the Copper Stream, and the Early Deposit Gold Stream. In addition, the projects underlying the Yamana Transaction are low cost, economically robust assets with significant exploration upside, and are expected to improve the Corporation’s counterparty profile, as we believe that approximately 90% of the Corporation’s cash flow will come from major, mid-tier and debt-free junior mining companies by 2019, while precious metals and diamonds are expected to make up approximately 83% of the Corporation’s cash flow by 2019. There is also downside protection, by way of a 24-month silver stream backstop from Yamana’s producing El Peñon mine in Chile (the “El Peñon Mine”) if the Cerro Moro Project does not reach production by 2019.

The Chapada Mine is projected to produce 120,00 ounces of gold, 120 million pounds of copper and 305,000 ounces of silver during the 2015 year. Yamana has benefitted from significant discoveries at the Chapada Mine in the past and expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015. The drill campaign has identified a 1.5 kilometre strike length of mineralization which remains open to the southwest and to depth. Exploration will continue to test both the strike and down dip extensions of the mineral body. The infill drilling programs are focused on upgrading mineral resources.

Silver Stream

In exchange for U.S.$70 million, pursuant to the Silver Stream, the Corporation has agreed to purchase an amount of silver from the Cerro Moro Project equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered 7.0 million ounces of silver to the Corporation; then 9% of the silver produced thereafter, for the life of the mine.

The Corporation has also agreed, pursuant to the Silver Stream, to purchase an amount of silver from the Minera Florida Mine and the Chapada Mine on an interim basis during the years 2016 through 2018, equal to: 38% of the silver produced, up to a maximum of 200,000 ounces of silver annually from the Minera Florida Mine; and 52% of the silver produced, up to a maximum of 100,000 ounces of silver annually from the Chapada Mine.

The Corporation has agreed to make ongoing payments for each ounce of silver received under the Silver Stream equal to 30% of the spot price per ounce of silver.

If by January 1, 2019, the Cerro Moro Project has not averaged 80% of its daily nameplate production capacity over a 30-day period (the “Commencement of Production”), then the El Peñon Mine will provide a 24-month backstop until the Commencement of Production is satisfied. During the 24-month backstop, if applicable, the Corporation will purchase an amount of silver equal to 16% of the El Peñon Mine’s silver production up to a maximum of 1.2 million ounces per annum, which is expected to generate U.S.$13 million of cash flow per year to the Corporation.

If the Cerro Moro Project has not achieved the Commencement of Production and the Corporation has not received cumulative pre-tax cash flow equal to U.S.$70 million from the Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold (each as defined below) will cease to be in effect and the Corporation will continue to purchase 4.2% of the Chapada Mine’s payable copper production, up to a maximum of 3.9 million pounds of copper annually, until such time as the Corporation has received cumulative pre-tax cash flow equal to U.S.$70 million, or the Cerro Moro Project has achieved the Commencement of Production.

The Silver Stream on the Cerro Moro Project is based on production from the project and was structured between the Corporation and a Yamana entity outside of Argentina, and therefore, the Corporation does not anticipate being subject to tax risk or currency risk outside of Canada.

Copper Stream

In exchange for U.S.$70 million, pursuant to the Copper Stream, the Corporation has agreed to purchase an amount of copper from the Chapada Mine equal to: 4.2% of the copper produced, up to a maximum of 3.9 million pounds of copper annually, until Yamana has delivered 39 million pounds of copper to the Corporation (the “First Chapada Delivery Threshold”); then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to the Corporation (the “Second Chapada Delivery Threshold”); then 1.5% of the copper produced thereafter, for the life of the mine.

The Corporation has agreed to make ongoing payments for each pound of copper received under the Copper Stream equal to 30% of the spot price per pound of copper. The Corporation has been provided with subsidiary and parent guarantees with respect to the obligations under the Copper Stream.

Early Deposit Gold Stream

In exchange for U.S.$12 million, U.S.$4 million of which is payable in six months (the “Advance Payment”), the Corporation has entered into an Early Deposit Gold Stream agreement on the Agua Rica Project, a copper-molybdenum-gold porphyry deposit. At the time when 25% of the construction of the Agua Rica Project has been completed, the Corporation may elect to make an additional advance payment equal to between U.S.$135 million and U.S.$225 million based on the following formula: U.S.$150,000 multiplied by the price of gold plus U.S.$7.5 million (the “Additional Advance Payment”). If the Corporation elects to pay the Additional Advance Payment, the Corporation will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from the Agua Rica Project. The Corporation would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold.

If the Corporation elects not to pay the Additional Advance Payment, the Advance Payment will convert into a 0.25% net smelter returns royalty on the Agua Rica Project and all other rights under the Early Deposit Gold Stream agreement will terminate. In addition, in the event that Sandstorm Gold wishes to syndicate the Early Deposit Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions.

Increase in Revolving Facility

On October 27, 2015, the Corporation entered into an amendment to its revolving credit facility originally entered into on January 12, 2012 (as amended on February 7, 2013 and July 17, 2014) (the “Revolving Facility”). The Corporation received a U.S.$10 million extension to the existing U.S.$100 million in available credit under the Revolving Facility. As of October 27, 2015, the Corporation has fully drawn on the U.S.$110 million in available credit under the Revolving Facility.

An affiliate of each of the Lead Underwriter, BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Scotia Capital Inc. is a lender to the Corporation pursuant to the Revolving Facility (as defined herein). See “Relationship Between the Corporation and the Underwriters (Conflicts of Interest)”.

Cerro Moro Project

The Cerro Moro Project is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. The Cerro Moro Project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. In February 2015, Yamana announced that it would proceed with the construction of the Cerro Moro Project. The current plan indicates average annual production in the first three years of 135,000 ounces of gold and 6.7 million ounces of silver, with the life of mine annual production averaging approximately 102,000 ounces of gold and five million ounces of silver at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

We have been informed by the operator that the procurement of long lead items is underway and the Cerro Moro Project is on track for construction to begin in early 2016, commencing with select bulk earthworks activities. Project capital costs as estimated in Q1 2015, are approximately U.S.$265 million, which includes U.S.$31 million in late 2015 for detailed engineering and pre-development.

Agua Rica Project

The Agua Rica Project is a large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina.

In March 2015, Yamana signed a definitive agreement (the “Definitive Agreement”) with the provincial Government of Catamarca, Argentina, represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”). The Definitive Agreement advances the memorandum of understanding between CAMYEN and Yamana, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, creating the Catamarca mining district.

Chapada Mine

A technical report was prepared in accordance with NI 43-101 entitled Technical Report on the Chapada Mine, Brazil” dated July 31, 2014 (the “Chapada Report”).

The following description of the Chapada Mine has been summarized, in part, from the Chapada Report and readers should consult the Chapada Report to obtain further particulars regarding the Chapada Mine. The Chapada Report is available for review under Yamana’s profile on the SEDAR website located at www.sedar.com. Information in this section that provides non-material updates to the information in the Chapada Report has been provided by Yamana. William Wulftange, P. Geo., Senior Vice President of Exploration, Yamana, a qualified person under NI 43-101, has reviewed and approved the following scientific and technical disclosure relating to the Chapada Mine. Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Chapada Report.

Property Description and Location

The Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. It is situated at latitude 14° 14’ S, longitude 49° 22’ W. The Corpo Sul deposit is situated at the southwest extremity of the Chapada deposit. The Suruca deposit is located six kilometres northeast of the Chapada Mine at approximately latitude 14° 11’ S, longitude 49° 20’ W.

The Chapada Mine is divided into 16 claims covering 18,921.37 hectares. The claims are held in the name of Mineração Maracá Indústria e Comércio S/A (“Mineração Maracá”), a 100% owned subsidiary of Yamana. See also “– Current Exploration and Development”.

Yamana (via Mineração Maracá) holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the proposed locations of buildings, fixed installations, waste dumps, and tailing disposal in the current mine plan. Yamana is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, as detailed in the Chapada Report, the authors are not aware of any rights, agreements or encumbrances to which the Chapada Mine is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest. The environmental licensing process for Corpo Sul started in 2013 and the required licences were granted in 2014. No current environmental liabilities have been identified within the mine area. Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. Access to the project area from Brasilia is via BR-153 (Belem/Brasilia) to Campinorte (GO) and then via GO-465 (Campinorte/Santa Terezinha) west to Alto Horizonte. The town of Alto Horizonte lies between the Suruca and Chapada deposits. Chapada Airport, suitable for small aircraft with an 800 metres long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine. Suruca is located six kilometres northeast of the Chapada Mine.

The region has a tropical climate characterized by two well defined seasons; the rainy season from November to March and the dry season from April to October, with an annual average rainfall of 1,500 millimetres. The average annual temperature is approximately 22°C. Mining operations occur throughout the year.

The local economic activity is principally agro-pastoral, but there are some small scale mining activities related to gold in alluvium and quartz veins and for clay used to make bricks. The most important towns in the region are Uruaçu, Campinorte, Porangatu, Mara Rosa and Nova Iguaçu de Goiás. They all have good infrastructure to support exploration activities. The municipality of Alto Horizonte has a population of approximately 3,100 and the nearby towns (within 50 kilometres) of Campinorte has 9,700, Mara Rosa 10,400 and Uruaçu 33,300.

Electrical power is provided by the Brazilian National Grid. The power line (230 kilovolt) is 85 kilometres long and taps into the national grid near Itapaci in Goiás State. The Chapada Mine requires approximately 1,000 cubic metres per hour of water. Rio Dos Bois currently supplies approximately 750 cubic metres per hour, with mine drainage water, rainfall, and industrial drainage areas making up the difference.

The average elevation of the project area is approximately 300 metres above sea level. The topography is characterized by low rolling hills, with large contiguous flat areas. The vegetation is referred to as “cerrado”, a tropical savannah eco-region which comprises a diverse variety of low tropical trees, shrubs, and native grasses, most of which have been cleared and serves as cattle grazing land for local landowners.

History

The Chapada deposit was discovered in 1973 by a Canadian company, INCO Ltda. (“INCO”), which followed up with geochemistry, geophysics, trenching, and initial drilling. There are few outcrops in the mine area due to laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons- Eluma Projetos e Consultoria S/C (“Parsons”), a Brazilian copper company, Eluma — Noranda, Santa Elina, and Santa Elina-Echo Bay (“Echo Bay”). Historical ownership and exploration activities are summarized below.

Chapada Deposit

Ownership and Exploration Activity

Date	Owner	Activity
1973	INCO	Chapada discovery.

1975-1976		2,000 metres x 500 metres grid drilling program. Parsons acquires a 50% interest in the Chapada project.

1976-1979	INCO & Parsons	200 metres x 100 metres drill grid. A 92 metres deep shaft is completed with 255 metres of cross-cuts for exploration and metallurgical sampling.

1979		Mining concession No. 2394 covering 3,000 hectares is issued to Minerção Alonte by the Departamento Nacional da Prodicao Mineral (“DNPM”).

1980-1981		Soil drilling completed in the plant, tailing ponds, and potential water dam areas.

1981	Parsons	Feasibility Study completed.

1994-1995		A 4,500 metres drilling program re-evaluation of a near surface gold deposit. Preliminary feasibility study by Watts, Griffis and McOuat.

May 1994	SERCOR	Minerção Santa Elina Industria e Comercio S/A (“SERCOR”) acquires the Chapada deposit through a subsidiary, Minerção Maracá.

July 1994	SERCOR and Echo Bay	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from SERCOR.

Dec 1994		Santa Elina completes its initial public offering.

Sep 1995		Santa Elina and Echo Bay approve the Chapada project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay received the option to acquire 50% interest in the project.

May 1996		Santa Elina is privatized and SERCOR and Echo bay become equal owners of the company.

Dec 1996		Santa Elina completes an in-fill drilling program.

Dec 1997		Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.

Jan 1998		Kilborn Holdings Inc. (now SNC-Lavalin Group Inc.), completes the Chapada project bankable feasibility study.

Apr 2001		Construction licence issued.

May 2000	PINUS	PINUS acquires 100% of the Minerção Maracá.

2003	Yamana	The property is purchased by Yamana

2004		The feasibility study is completed.

2007		Commercial production starts.

In 2008, Yamana started a plant expansion to increase throughput from 16 million tons per annum to 22 million tons per annum.

From 2007 to the end of 2013, the Chapada Mine has produced 129 million tonnes grading 0.36 grams per tonne gold and 0.41% copper.

The Suruca deposit has been explored by various companies since the 1970s, as summarized below, and was exploited by garimpeiros in the 1980s. Yamana reports that garimpeiros produced approximately 200 kilograms of gold in that period.

Suruca Deposit

Exploration Activity

Date	Ownership
1980-1981	INCO/Eluma
1987-1988	Cominco
1993-1994	WMC
1996-1997	Santa
2008 to present	Yamana

Geological Setting

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation.

The Chapada, Corpo Sul and Suruca deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence. The Eastern Belt in the vicinity of the Chapada Mine comprises a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks and overlying metasedimentary rocks. The metavolcanic-sedimentary units are intruded by metaplutonic rocks of dioritic to quartz-diorite composition. These intrusions are associated with magmatic fluids responsible for copper-gold and gold mineralization. The volcanics and sediments have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a north-easterly fold axis. The two limbs of the anticlinal structure dip to the northwest and southeast. There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit. This combination of folds gives the deposit a broad “saddle” shape.

The deposit has undergone hydrothermal alteration typical of a copper-gold porphyry system. Alteration styles include biotitization, sericitization, argillitization, and propylitization.

The bedrock schists are overlain by approximately 25 metres of saprolite material with a minor lateritic component near the top of the saprolite zone. Within that laterite component, there is a ferricrete zone at surface.

The Corpo Sul deposit is located immediately on-strike and two kilometres to the southwest of the Chapada open pit. It is interpreted as another intrusive Copper-Gold Porphyry center, less deformed than Chapada Mine, and associated with an intrusion of Quartz Porphyry Diorite/Tonalite (Potassic alteration), enveloped by a Feldspathic Biotite Schist (Potassic alteration) surrounded by sericite schists (Sericitic alteration).

Corpo Sul has largely the same stratigraphic units found in Chapada, however at Corpo Sul the tuffs and lapilli tuffs are less deformed.

The area is covered by a 30 metre lateritic profile. The lateritic profile comprises an immature lateritic terrain that was subdivided from base to the top in: coarse saprolite, saprolite, mottled zone or argillic zone, lateritic duricrust and pisolitic soils (products of alteration of duricrust).

The Suruca deposit, north of the main Chapada pit, has geology that is grouped from base to top as: Amphibolite, Intermediate Metavolcanic rocks and Metasediments. There are several intrusions of quartz diorite porphyry that occur preferentially in the intermediate metavolcanic rocks and metasediments. Hydrothermal alteration overprints the lithologies and is characterized by inner and outer halos. The inner halo occurs in the intermediate rocks, metasediments and diorites with strong and pervasive sericitic alteration and the outer halo is characterized by propylitic alteration that occurs mainly in the amphibolites.

Mineralization

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs; however, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alteration events.

The Corpo Sul mineralization includes oxide and sulphide ores. The oxide ore comprises approximately 7% of the deposit and is associated with the weathering surface. The width varies between 20 metres and 40 metres at an average grade of 0.26 grams per tonne gold and 0.35% copper. The oxide mineralization comprises soil, mottled zone, fine saprolite, and coarse saprolite. The sulphide ore represents the majority of the mineralization with widths from 25 metres to 300 metres at an average grade of 0.24 grams per tonne gold and 0.31% copper.

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations. The second generation of quartz veins/veinlets with sulphides (sphalerite + galena + pyrite), carbonates and epidote also host gold which is related to zinc.

Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

Exploration

Yamana started exploration work in 2007 with diamond drilling mainly to the east of the pit to check for the extension of the mineralization potentially hosted in a synclinal structure.

In early 2008, consultant Richard Sillitoe defined a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association) that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the Neoproterozoic. However, original mineralogy may not have been profoundly changed, due to the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions.

Yamana began exploration work at Suruca in 2008 with geological mapping, chip sampling and shallow drilling at Suruca South.

See also “– Current Exploration and Development”.

Drilling

Yamana commenced drilling the Chapada deposit in 2008. To the end of 2013, Yamana has drilled 344 holes for 73,891 metres. Drilling has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50 metres pattern in the central portion of the deposit.

Chapada Deposit

Drilling

Year	No. Drill Holes	Metres
2008	30	5,126
2009	7	2,352
2010	18	4,373
2011	85	19,305
2012	131	28,568
2013	73	14,167

Total	344	73,891

The 2008 and 2009 drilling campaigns were concentrated in the region named “Near Mine” and in the south portion of the area. The 2010 and 2011 campaigns targeted the Near Mine and Corpo Sul areas. In 2013, Yamana drilled in the northeast section of Chapada Corpo Principal with the objective of delineating an Inferred Mineral Resource. In Corpo Sul, an infill drilling program was carried out in the southwest portion of the deposit on a 50 metre by 50 metre grid to upgrade Indicated to Measured Mineral Resources and on a 100 metre by 100 metre grid to convert Inferred to Indicated Mineral Resources.

The majority of holes were drilled at an azimuth of 130° and an 85° dip. Drill holes with inclination between 45° and 85° were surveyed every three metres downhole using a Deviflex electronic surveying instrument. No significant deviation issues were found.

To date, Yamana has drilled 186 holes for 37,899.16 metres at Suruca, as summarized below.

Suruca Deposit

Drilling

Year	No. Drill Holes	Metres
2008	7	439.5
2009	21	6,457.8
2010*	103	20,476.9
2011	55	10,524.96

Total	186	37,899.16

*	11 metallurgical holes for 1,014 metres

At Suruca in 2009, Yamana completed successful drilling to test a magnetic anomaly and the area of the garimpeiro workings. The 2010 drilling program focused on delineation of the Suruca deposit at 400 metres by 200 metres spacing followed by infill drilling at 200 metres by 200 metres spacing. An infill program of 100 metres by 100 metres spacing was completed in the north portion of deposit.

The majority of holes were drilled at an azimuth of 130° and a 60° dip; some holes were drilled at an azimuth of 310°. Drill holes with inclination between 45° and 85° were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument. In sub-vertical holes, a PeeWee or EZ- Shot instrument was used. All holes were surveyed and no significant deviation issues were found.

See also “– Current Exploration and Development”.

Sampling and Analysis

Yamana’s samples are selected down the entire length of the drill hole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging. Half core samples are selected by a geology technician or trained sampler. The samples are then placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, State of Goiás.

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization and alteration. Codes are assigned for the oxidation state, consistency and alteration including alteration halo, sulphides, silicification, biotite, sericite, epidote, amphibolite, garnet, carbonate, rhodochrosite, chlorite, and kyanite content. Angles of structures such as foliation and faults are recorded.

Approximately four samples from each alteration halo per drill hole are selected for density testwork by two different methods after sampling and logging. The first method used is the water displacement method, performed in the logging shed. The second method, which is gravimetric, is done in the laboratory using pulverized samples.

Sample preparation involves crushing and pulverization. Upon receipt of the samples, each sample is weighed and dried at 100°C for eight to 12 hours. The entire sample is then crushed to 90% passing <2 millimetres (10 mesh), split to 0.5 kilograms in a riffle splitter, and pulverised to 95% passing 150 (mesh). The samples are then split again to 50 grams using a rotating splitter/spatula. The crusher and pulveriser are cleaned between each sample. Each fraction retained is returned to Yamana.

All Yamana samples are analyzed for precious metals by fire assay (“FA”) with atomic absorption spectrometry (“AAS”) or ICP finish and for copper by AAS by ALS Chemex, Lima, Peru and/or SGS Geosol, Belo Horizonte, Brazil.

Yamana conducts an industry-standard quality assurance/quality control (“QA/QC”) program for its drill campaigns, which follows written protocols. Its QA/QC program consisted of the insertion of blanks and certified reference materials (“CRMs”) into the sample stream and the running of duplicate field (quarter-core) samples. Later, pulp duplicate samples were re-assayed at a secondary facility.

As further detailed in the Chapada Report, Yamana’s QA/QC program was found to be industry-standard with a generally acceptable rate of insertion for CRMs and pulp duplicates. The results of the pulp duplicate assays showed good reproducibility with no discernible grade biases. The insertion of CRMs showed that laboratory results from SGS Geosol and ALS Chemex were acceptable with respect to precision and accuracy. The results from the insertion of blanks are also generally acceptable.

In 1996 Echo Bay became actively involved in the drilling and sampling program for the project. Samples taken by Santa Elina in 1996 were subject to a rigorous QA/QC program. As detailed in the Chapada Report, a review was undertaken of all historical QA/QC control files and historical data compared with re-assayed data from analytical laboratories in the United States and the review indicated the historical data was appropriate for estimation of Mineral Resources.

As detailed in the Chapada Report, a review was undertaken of the Chapada assay database. This did not involve independent assaying, but did involve a review of considerable existing data. It was found that the database was of sufficient quality for a feasibility level study.

A total of 18 Suruca diamond drill holes from Mineração Alonte were re-analysed following Yamana’s procedures. The new assay results were compatible with the historical results.

Security of Samples

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada project exploration camp by the drilling contractor, where Yamana geological staff log and sample the core. The samples are transported to the independent sample preparation facility by a locally based transport company, after which the samples are sent for preparation in ALS Chemex in Goiania, Brazil and for analysis in Lima, Peru.

The analytical laboratory stores all pulps and coarse rejects for forty-five days and then transports them back to the Chapada project where all samples are stored in the core storage facility for the life of the project.

Mineral Resources and Mineral Reserves

Mineral Resources – December 31, 2014 1,2,3,4,5,6

Category	Tonnes	Au		Tonnes	Ag		Tonnes	Cu
	(000)	(g/t)	(000 oz)	(000)	(g/t)	(000 oz)	(000)	(%)	(Mlb)
Measured	18,669	0.24	146	—	—	—	11,387	0.20	50
Indicated	228,443	0.27	1,984	82,161	1.4	3,775	146,282	0.25	818
Measured + Indicated	247,113	0.27	2,130	82,161	1.4	3,775	157,669	0.25	867

Inferred	79,783	0.25	648	27,553	1.1	982	52,230	0.29	332

(1)	William Wulftange, P. Geo., Senior Vice President of Exploration, a qualified person under NI 43-101, has reviewed and approved the Mineral Resources.
(2)	Mineral Resources Metals Prices and Cut-Off Grades: $1,500 Au, $3.5 Cu and $4.81 NSR cut-off out of pit for Chapada Mine (Main Pit, Corpo Sul and Corpo NE) 0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project.
(3)	All Mineral Reserves have been calculated in accordance with the CIM Standards and NI 43-101.

(4)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(5)	Reported as of December 31, 2014.

(6)	Numbers may not add due to rounding.

Mineral Reserves – December 31, 20141,2,3,4,5,6

Category	Tonnes	Au		Tonnes	Cu
	(000)	(g/t)	(000 oz)	(000)	(%)	(Mlb)
Proven	167,490	0.22	1,163	167,490	0.27	998
Probable	341,656	0.26	2,870	282,786	0.29	1,796
Proven + Probable	509,147	0.25	4,033	450,277	0.28	2,794

(1)	William Wulftange, P. Geo., Senior Vice President of Exploration, Yamana, a qualified person under NI 43-101, has reviewed and approved the Mineral Reserves.
(2)	Mineral Reserves Metal Prices and Cut-Off Grades: $1,150 Au, $3.00 Cu, $4.55 average cutoff, 1.25 Revenue Factor for Main Pit $1,150 Au, $3.00 Cu, $4.84 average cutoff, 1.00 Revenue Factor for Corpo Sul $900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project.
(3)	All Mineral Reserves have been calculated in accordance with the CIM Standards and NI 43-101.

(4)	Reported as of December 31, 2014.
(5)	Numbers may not add due to rounding.

The methodology of estimating Mineral Resources by Yamana includes: (a) statistical analysis and variography of gold and copper values in the assay database; (b) construction of a block model using Datamine Studio 3 software; and (c) grade interpolation using a kriging or inverse distance cubed method. The Mineral Resource estimate is based on open pit mining scenarios and Chapada and Corpo Sul Mineral Resources are constrained by Whittle optimized pits which are based on a copper and gold net smelter return.

Validation of the block models by Yamana included: (a) on screen displays of plans and sections showing composite and block grades; (b) swath plots calculated over “slices” of each zone; (c) comparisons between composite and global block statistics cross validation (Chapada only); and (d) cross-validation.

Mining and Milling Operations

The Chapada Mine is a traditional open pit truck/shovel operation that has been in continuous operation since 2007. The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 4.5 kilometres along strike, up to 1.2 kilometres wide, and 200 metres deep. Benches are 10 metres high, doubling to 20 metres towards the limit of the pit, except in upper benches, where the benches are 10 metres high in soil. Six operating phases have been designed to support the mine production from initial topography to the final pit geometry. An in-pit primary crusher was installed, allowing a more flexible operation for ore blending to plant and reducing major truck fleet requirements.

The mine plan includes three open pit mining areas to be developed on the property. Current production is from the Chapada Corpo Principal and Corpo Sul open pits. The Corpo Sul open pit began production in 2014.

The processing plant is located at the northwest end of the Chapada Corpo Principal pit rim. The tailings storage facility is located to the northwest of the open pit, with the pond as close as 0.5 kilometres to the pit rim and the tailings dam being up to five kilometres to the northwest. Waste rock dumps are located to the south and southeast of the open pit. Limits of the waste rock dumps start just past the ultimate pit rim in order to minimize waste haulage distances.

The existing Chapada Mine treatment plant is designed to treat sulphide ore at a nominal rate of 60,000 tpd. The process recoveries for copper and gold averaged approximately 80% and 59%, respectively, from June 2013 to May 2014. Run-of-mine (“ROM”) material from the Suruca mineralization will be treated and incorporated into the system through two separate processes. The oxide ore will be processed using conventional heap leaching technology, and sulphide ore will be processed in the existing plant after some modifications.

Sulphide Ore

The first step for sulphide material occurs in the primary grinding circuit in two parallel crushing systems. Both systems perform the primary crushing with a P70 of five inches. The ore processed is then transported by conveyor belt to an intermediate stockpile. A feeder conveyor belt delivers the feed to the grinding circuit.

The grinding circuit is divided into four systems:

•	Reclaim Ore — Ore taken from the crushed ore stockpile and delivered to the semi-autogenous grinding (“SAG”) mill.

•	Primary Grinding and Pre-Classification — SAG mill grinding and pre-classification using cyclones.

•	Pebble Crushing — Transportation and crushing coarse pebbles screened from the SAG mill discharge.

•	Secondary Grinding and Classification — Ball mill grinding and classification using cyclones.

The ore is then brought to the flotation process in pulp form with approximately 35% solids. There are two flotation cell lines, rougher and rougher/scavenger. Each cell line produces two concentrates. The tailings from the rougher/scavenger system are sent to the final tailings storage facility. The last step in the process is thickening and filtration. The thickening process reduces the ore concentrate moisture content to an average of 8%. This is discharged in the concentrate storage shed to be loaded and shipped to customers.

Oxide Ore

The crushing circuit consists of two MMD sizers in series and associated equipment. Material is pre-screened ahead of the MMD sizer and crusher product then combines with screen undersize and is conveyed to the crushed product stockpile. Crushed product is then fed to an agglomeration drum. Prior to the drum, cement is added in a controlled fashion and a weak cyanide solution (barren pond solution) is added in the agglomeration drum, and mixed to produce agglomerates which are conveyed and stacked.

The agglomerated material is stacked on pads which are approximately 100 metres wide and 620 metres long. A weak cyanide solution from the barren solution pond is then used to leach the gold from the stacked ore. The solution filters through the agglomerated ore with the gold inherent in the ore leached to produce a gold rich solution. The gold rich solution collects at the base of the pad and is collected in the pregnant solution pond.

Pregnant solution flows through four adsorption columns in series and flows by gravity from one adsorption column to the next. The total residence time in the adsorption columns is in the order of 25 minutes. After acid washing, the loaded carbon is washed and sent to the elution column to remove gold from the loaded carbon. The gold removed from the loaded carbon cools in a flash cell and then reports to the two electrowinning cells in parallel. Gold in solution is removed onto stainless steel cathodes. The stainless steel cathodes are rinsed off with a high pressure washer. The cathode sludge is then filtered, dried in an oven, transferred to the barring furnace and the gold is then poured into molds.

Markets

The principal product at Chapada is a copper concentrate with gold and silver, which is readily marketable on world markets.

Environmental Considerations

Yamana has all of the necessary environmental permits to operate at Chapada including the main operating licence, which was obtained on November 20, 2006. It was renewed on September 29, 2008, and is renewed every few years according to the terms of the regulating body. Further licences will be obtained as required to carry out or expand operations at Chapada.

The licensing process for the development of Corpo Sul began in 2013. The open pit and waste dump licences, legal reserves relocation processes, and deforestation licences were granted in early 2014. The permitting process for the Suruca deposit started with the preliminary licence granted in May 2012. The installation licence was applied for in 2013. See also “– Current Exploration and Development”.

The mine life for the Chapada Mine (Chapada Corpo Principal, Corpo Sul and Suruca) is expected to be 17 years. The first version of the plan for mining closure including rehabilitation of the tailings storage facilities, mine sites, waste piles was submitted in 2008 and is revised on a regular basis.

Mine Life

The LOM Plan presented in the Chapada Report is based on production tonnes and grade and development requirements, as forecasted by Yamana. The plan, which only considers production from Mineral Reserves, spans a total effective mine life of 24 years.

Current Production

Production of 113,386 gold equivalent ounces at the Chapada Mine in 2014 consisted of 107,447 ounces of gold and 296,955 ounces of silver, contained in concentrate compared to 110,618 gold equivalent ounces, which consisted of 104,096 ounces of gold and 326,087 ounces of silver contained in concentrate in 2013. Chapada Mine copper production was 133.5 million pounds in 2014 compared to production of 130.2 million pounds of copper in 2013. Annual production increased compared to 2013 as Corpo Sul contributed to increased gold grades partially offset by reduced throughput.

Current Exploration and Development

The 2014 exploration program at Chapada included a 12,000 metre infill program to upgrade and better define inferred and indicated mineral deposits at Corpo Sul and a 9,700 metre near mine program to explore southwest of the Corpo Sul deposit and elsewhere for new deposits and to test for skarn related deposits close to the main Chapada pit. A total of 13,217 metres were completed in 56 infill holes and 8,194 metres were completed in the near mine exploration program.

The infill programs at Corpo Sul were completed on 50 metre by 50 metre and 100 metre by 100 metre grid patterns and were successful in improving the mineral resource status of the areas drilled. The Near Mine exploration program discovered the Santa Cruz near surface mineral deposit 700 metres southwest of the Corpo Sul pit boundary. The Santa Cruz deposit is currently defined by 10 drill holes completed on four northwest drill sections spaced 200 metres apart. Mineral intercepts range from 20 to 70 metres wide containing lower average grades than seen at the Chapada mine complex. The near mine program also tested for skarn-type mineralization immediately north of the main Chapada pit. Hole NM-101 cut 172 metres of higher than average grade copper and gold porphyry-style mineralization alongside and deeper than the current mineral bodies at Chapada.

THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Issuer.	Sandstorm Gold Ltd.

Securities Offered	8,772,000 Offered Units at U.S.$2.85 per Offered Unit. Each Offered Unit consists of one Unit Share and one-half of one Warrant.

Terms of Warrants	Each Warrant will entitle the holder to purchase one Warrant Share at a price of U.S.$4.00 at any time prior to 4:30 p.m. (Toronto time) on the date that is five years after the closing of the Offering.

Common Shares issued and outstanding as of the date hereof	118,220,658 Common Shares

Common Shares to be outstanding upon closing of the Offering	126,992,658 Common Shares. If the Over-Allotment Option is exercised in full, up to 128,308,458 Common Shares will be outstanding upon closing of the Offering.

Over-Allotment Option	The Underwriters have been granted an Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to an additional amount of Offered Units equal to 15% of the Offered Units sold pursuant to the Offering, being 1,315,800 Additional Offered Units, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercisable by the Underwriters in respect of: (i) Additional Offered Units at the Offering Price; or (ii) Additional Shares at a price of U.S.$2.69 per Additional Share; or (iii) Additional Warrants at a price of U.S.$0.32 per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants, so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed 1,315,800 Additional Shares and 657,900 Additional Warrants.

Use of Proceeds

The net proceeds of the Offering are expected to be used by the Corporation to reduce the balance of the Revolving Facility to US$87.75 million, which facility was used in funding the Yamana Transaction and U.S.$1 million will be allocated for general working capital purposes.

See “Use of Proceeds”.

Stock Exchange Symbols

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE MKT under the symbol “SAND”.

The Corporation has applied to list the Unit Shares, the Warrants and the Warrant Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX. The Corporation has also applied to list the Unit Shares and the Warrant Shares on the NYSE MKT. Listing will be subject to the Corporation fulfilling all of the requirements of the NYSE MKT. There will be no market in the United States through which the Warrants may be sold. This may affect the pricing of the Warrants in the United States secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation.

Income Tax Considerations	Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Offered Units. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Risk Factors	See “Risk Factors” in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the Offered Units.

RISK FACTORS

An investment in the Offered Units involves risks. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Corporation, or its business, property or financial results, each of which could cause purchasers of Offered Units to lose part or all of their investment. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk Factors” in the Annual Information Form and the factors set out below in evaluating Sandstorm Gold and its business before making an investment in the Offered Units.

Risks Relating to the Corporation

The Corporation’s international transactions could be reviewed by the Canada Revenue Agency with respect to the Corporation’s income taxes.

The Corporation has a subsidiary in Barbados, Sandstorm Gold Bank Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Corporation’s past or future profits being subject to increased levels of income tax. The Corporation’s international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Corporation’s Gold Streams and royalties in connection with Diavik, Black Fox, Ming, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek, San Andres and Bracemac-McLeod transactions have been entered into directly by Canadian-based subsidiaries and will therefore, be subject to Canadian, and/or U.S. taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may be subject to Canadian, and/ or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a U.S. subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

The Corporation relies on third party reporting.

The Corporation relies on public disclosure and other information regarding the gold and other interests currently owned by the Corporation (collectively, the “Mining Operations”) it receives from the owners, operators and independent experts of such Mining Operations, and certain of such information is included in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. In addition, the Corporation must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Gold Streams and royalties. If the information provided by such third parties to the Corporation contains material inaccuracies or omissions, the Corporation’s disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired.

Risks Relating to the Offering

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our performance and the performance of competitors and other similar companies, fluctuations in the market prices of Mineral Reserves and Mineral Resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Information” can have an adverse impact on the market price of the Common Shares. For example, from January 1, 2015 to the date hereof, the closing price of the Common Shares on the TSX has ranged from a low of $2.88 to a high of $5.30 and on the NYSE MKT has ranged from a low of U.S.$2.20 to a high of U.S.$4.40.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of our securities, including the price of the Common Shares, regardless of our results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Sales of a significant number of the Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

Sales of a substantial number of the Common Shares or other equity-related securities in the public markets by the Corporation could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which we expect to occur involving the Common Shares.

You may be unable to enforce actions against us, certain of our directors and officers or the experts named in this prospectus supplement under U.S. federal securities laws.

We are incorporated under the laws of the Province of British Columbia. Most of our directors and officers, as well as the experts named in this prospectus supplement and the accompanying prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus supplement and the accompanying prospectus.

We will have broad discretion in the use of the net proceeds of the Offering and may not use them to effectively manage our business.

We will have broad discretion over the use of the net proceeds from the Offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from the Offering. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of the Common Shares, and may increase our losses.

We may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective investors should carefully read the tax discussion in this prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Corporation being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

No market for the Warrants currently exists.

The Corporation has applied to list the Unit Shares, the Warrants and the Warrant Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX. The Corporation has also applied to list the Unit Shares and the Warrant Shares on the NYSE MKT. Listing will be subject to the Corporation fulfilling all of the requirements of the NYSE MKT. There will be no market in the United States through which the Warrants may be sold. This may affect the pricing of the Warrants in the United States secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation.

CONSOLIDATED CAPITALIZATION

Other than as set out below, there has been no material change in the share and loan capital of the Corporation on a consolidated basis, since June 30, 2015, the date of our most recently filed interim financial statements. The following table sets forth our cash and cash equivalents, long term debt and capitalization as of June 30, 2015 on an actual basis and as adjusted to give effect to the Offering and the Yamana Transaction as though it had occurred on such date. This table should be read in conjunction with the Corporation’s unaudited condensed consolidated interim financial statements as at and for the three and six month periods ended June 30, 2015 and 2014.

Description of Capital	As at June 30, 2015 (U.S.$000 other than Common Shares and Warrants)	As at June 30, 2015 after giving effect to the Offering and the Yamana Transaction(1)(2) (U.S.$000 other than Common Shares and Warrants)
Common Shares	118,214,736	126,986,736
Warrants	13,484,841	32,870,841
Cash	51,598	14,598
Bank Debt	NIL	87,750
Shareholders’ Equity
Share Capital	459,538	481,410
Reserves	22,823	27,501
Deficit	(30,497)	(30,497)
Accumulated Other Comprehensive Loss	(45,638)	(45,638)
Total Equity	406,226	(432,776)

(1)	Excluding any exercise of the Over-Allotment Option and after the intended application of the net proceeds of the Offering.
(2)	Assumes completion of the Yamana Transaction.

USE OF PROCEEDS

The Corporation estimates that its net proceeds from the Offering will be approximately U.S.$23,250,190 after deducting the Underwriters’ Fee of U.S.$1,250,010 and our expenses of the Offering, which are estimated to be U.S.$500,000. If the Underwriters’ Over-Allotment Option is exercised in full, the net proceeds to Sandstorm Gold will be approximately U.S.$27,312,718.50.

The net proceeds of the Offering are expected to be used by the Corporation to reduce the balance of the Revolving Facility to US$87.75 million, which facility was used in funding the Yamana Transaction, and U.S.$1 million will be allocated for general working capital purposes. See “Relationship Between the Corporation and the Underwriters (Conflicts of Interest)”.

Any additional proceeds from the exercise of the Underwriters’ Over-Allotment Option are expected to be used for the same purposes. While the Corporation intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary or advisable. Any unallocated funds from the net proceeds of the Offering, if any, may be added to the general working capital of the Corporation and be expended at the discretion of management. See “Risk Factors”.

The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have agreed to purchase on the closing of the Offering, an aggregate of 8,772,000 Offered Units at a price of U.S.$2.85 per Offered Unit, payable against delivery of the Offered Units, subject to the terms and conditions stated in the Underwriting Agreement. The price of the Offered Units was determined by negotiation between the Corporation and the Lead Underwriter on behalf of the Underwriters. The Corporation and the Underwriters may agree to expand the underwriting syndicate for the Offering, in which case an amended underwriting agreement will be executed.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Units if any of the Offered Units are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Units. The Underwriters are offering the Offered Units, subject to prior sale, if, as and when issued to and accepted by it, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to an additional amount of Offered Units equal to 15% of the Offered Units sold pursuant to the Offering, being 1,315,800 Additional Offered Units, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The purchase price of one Additional Offered Unit pursuant to the Over-Allotment Option will be equal to the Offering Price. The Over-Allotment Option may be exercisable by the Underwriters in respect of: (i) Additional Offered Units at the Offering Price; or (ii) Additional Shares at a price of U.S.$2.69 per Additional Share; or (iii) Additional Warrants at a price of U.S.$0.32 per Additional Warrant; or (iv) any combination of the Additional Securities, so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed 1,315,800 Additional Shares and 657,900 Additional Warrants. The grant of the Over-Allotment Option and the Additional Securities issued upon exercise of the Over-Allotment Option are qualified for distribution under this short form prospectus. A person who acquires Additional Securities issuable on the exercise of the Over-Allotment Option acquires such Additional Securities under this prospectus supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately U.S.$28,750,230, U.S.$1,437,511.50 and U.S.$27,312,718.50, respectively.

The Warrants will be created and issued pursuant to the terms of a warrant indenture (the “Warrant Indenture”) to be entered into between the Corporation and Computershare Trust Company of Canada, as warrant agent thereunder (the “Warrant Agent”). Each Warrant will entitle the holder thereof to purchase one Common Share at a price of U.S.$4.00 at any time prior to 4:30 p.m. (Toronto time) on the date that is five years after the closing of the Offering, after which time the Warrants will expire and be void and of no value. The Warrant Indenture will contain provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell such securities. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation.

The Offering is being made concurrently in all of the provinces of Canada, except Québec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Units will be offered in the United States and Canada by the Underwriters either directly or through their respective duly registered U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may also offer the Offered Units outside of Canada and the United States on a private placement or equivalent basis.

Subscriptions for Offered Units will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. It is expected that delivery of the Offered Units offered hereby will be made against payment therefor on or about the closing date, which will be more than three business days following the date of this prospectus supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Units prior to the closing date will be required, by virtue of the fact that the Offered Units will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Units who wish to trade their Offered Units prior to the closing date should consult their own advisors.

Pursuant to the Underwriting Agreement, the Underwriters will receive a fee equal to 5.0% of the gross proceeds of the Offering (U.S.$0.1425 per Offered Unit and Additional Offered Unit, if applicable) for an aggregate commission of U.S.$1,250,010 (or U.S.$1,437,511.50 in the event of the full exercise of the Over-Allotment Option). The Corporation will also pay certain expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement. The Corporation has also agreed to indemnify each of the Underwriters, each of its affiliates and each of its and their directors, officers, partners, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has also agreed, pursuant to the terms of the Underwriting Agreement, not to issue or sell, or announce any intention to issue or sell, any Common Shares or other securities convertible or exchangeable into Common Shares other than: (i) the issuance of Offered Units hereunder; (ii) the issuance of Warrant Shares on the exercise of Warrants; (iii) the issuance of Common Shares on the issuance of securities under the Corporation’s restricted share rights and other security-based incentive plans consistent with past practice; (iv) in connection with the conversion of convertible securities and other instruments already issued as of October 27, 2015; (v) the issuance of the Yamana Warrants; and (vi) the issuance of Common Shares, or other securities convertible into and exercisable for Common Shares, in connection with the acquisition of assets or other rights from an unaffiliated third party in an aggregate amount not to exceed (upon issue, conversion or exchange) 10% of the outstanding Common Shares as of the Closing Date (including any exercise of the Over-Allotment Option), for a period of 90 days from the Closing Date, without the prior consent of the Lead Underwriter and BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld or delayed.

The Underwriters propose to offer the Offered Units initially at the public Offering Price on the cover page of this prospectus supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Units offered by this prospectus supplement at the Offering Price specified herein, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price specified herein and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Units is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction will not affect the proceeds received by the Corporation.

In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares in accordance with Regulation M under the Exchange Act.

The Underwriters may over-allot Common Shares in connection with the Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of shares than they are committed to purchase in the Offering. To cover these short sales positions or to stabilize the market price of the Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. These transactions may be effected on the TSX, the NYSE MKT or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the Common Shares may have the effect of raising or maintaining of the Common Shares or preventing or mitigating a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. No the market price representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Units ends and all stabilization arrangements relating to the Offered Units are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriters, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Underwriters and their affiliates have performed investment banking, lending, commercial banking and advisory services for the Corporation from time to time for which they have received customary fees and expenses. From time to time, the Underwriters and/or their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions. See “Relationship Between the Corporation and the Underwriters (Conflicts of Interest)”.

This prospectus supplement also covers the distribution of the Warrant Shares by the Corporation.

RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS

(CONFLICTS OF INTEREST)

In connection with the Offering, the Corporation may be considered to be a “connected issuer” as defined in NI 33-105 to each of the Lead Underwriter, BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Scotia Capital Inc. (the “Connected Underwriters”) under applicable Canadian securities legislation.

National Bank of Canada, Bank of Montreal, the Canadian Imperial Bank of Commerce and the Bank of Nova Scotia (each of which is a “related issuer” as defined in NI 33-105 of a Connected Underwriter) (the “Lender Affiliates”) are members of a syndicate of lenders which extended to the Corporation the Revolving Facility in the principal amount of U.S.$110 million pursuant to a credit agreement dated as of January 12, 2012, (as amended on February 7, 2013, July 17, 2014, and October 27, 2015). An aggregate of U.S.$110 million is drawn under the Revolving Facility. The Corporation is in compliance with the Revolving Facility and there have been no waivers granted since execution. The financial position of the Corporation has not materially changed since the indebtedness was incurred. The obligations under the Revolving Facility are secured.

The decision to distribute the Offered Units, including the determination of the terms of the Offering, was made through negotiations between the Corporation and the Lead Underwriter, on behalf of the Underwriters. The Lender Affiliates did not have any involvement in such decision or determination. As a consequence of the Offering, each Underwriter will receive its share of the Underwriters’ Fee and each Lender Affiliate will receive its proportionate share of the repaid indebtedness.

Because more than 5% of the net proceeds of this Offering will be used to reduce indebtedness owing to each of the Lender Affiliates of the Connected Underwriters under the Revolving Facility, the Connected Underwriters named above are deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Accordingly, this Offering is being made in accordance with Rule 5121. Because the Offered Units have a “bona fide public market”, pursuant to Rule 5121, the appointment of a “qualified independent underwriter” is not necessary. The Connected Underwriters will not confirm sale of the Offered Units to any account over which they exercise discretionary authority without the prior written approval of the customer.

DESCRIPTION OF SECURITIES BEING OFFERED

The Offering consists of 8,772,000 Offered Units (in addition of up to 1,315,800 additional Units in the event the Over-Allotment Option is exercised in full). Each Offered Unit will consist of one Unit Share and one-half of one Warrant, with each Warrant entitling the holder to purchase one Warrant Share at an exercise price of U.S.$4.00, subject to adjustment, at any time until 4:30 p.m. (Toronto time) on the date that is five years after the closing of the Offering.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. As of October 27, 2015, there were 118,220,658 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

We have not paid any dividends to date on the Common Shares. We do not currently expect to pay any dividends on the Common Shares for the foreseeable future.

The Corporation has adopted a shareholder rights plan, pursuant to which its shareholders are entitled to one right for each Common Share held. Each right will entitle the holder to receive, upon payment of the exercise price of $100 per Common Share, that number of shares having an aggregate market price equal to twice the exercise price. The rights are not exercisable until the close of business on the tenth business day (or such later business day as determined by the board of directors) after the earliest of (i) the first date of public announcement or disclosure by the Corporation or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person, (ii) the date of commencement of, or first public announcement or disclosure of the intention of any person to commence, a take-over bid; or (iii) the date upon which a permitted bid or competing permitted bid ceases to be a permitted bid or competing permitted bid, as applicable. An “Acquiring Person” is a person who is or becomes the beneficial owner of 20% or more of our outstanding Common Shares. The board of directors may waive the application of the shareholder rights plan when any person becomes an Acquiring Person.

Warrants

The Warrants will be governed by the terms of the Warrant Indenture. The Corporation will appoint the principal transfer offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture contains all of the material attributes and characteristics of the Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The Unit Shares and the Warrants comprising the Offered Units will separate immediately upon closing of the Offering. Each Warrant will entitle the holder to purchase one Warrant Share at a price of U.S.$4.00. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 4:30 p.m. (Toronto time) on the date that is five years after the closing of the Offering after which time the Warrants will expire and become null and void. Under the Warrant Indenture and subject to applicable laws, the Corporation will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants will be payable in United States dollars.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(i)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of director, officer or employee stock options or restricted share rights granted under the Corporation’s equity compensation plans);

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation’s subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Warrant Shares purchasable upon exercise by at least one one-hundredth of a Warrant Share.

The Corporation will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

The Corporation will also covenant that for so long as the Warrants remain outstanding, it will maintain the effectiveness of a registration statement filed with the SEC that registers the Warrant Shares issuable upon exercise of the Warrants. If there is not such an effective registration statement at the time the Warrants are exercised, the Warrants may be exercised on a cashless basis, pursuant to the terms of the Warrants.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2⁄3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2⁄3% of the aggregate number of all the then outstanding Warrants.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12 month period prior to the date of this prospectus supplement.

Month of Issuance	Security		Price per Security	Number of Securities
December 2014	Common Shares	(1)	NIL	3,334
December 2014	Common Shares	(1)	NIL	39,351
April 2015	Common Shares	(2)	$4.45	1,161,720
May 2015	Common Shares	(3)	$3.35	20,000
May 2015	Common Shares	(3)	$3.40	30,000
June 2015	Common Shares	(4)	$13.79	798,686
June 2015	Common Shares	(1)	NIL	8,879
August 2015	Common Shares	(3)	$3.40	40,000

Total				2,101,970

(1)	Issued upon expiry of restricted periods of previously issued restricted share rights.
(2)	Issued upon closing of a court-approved plan of arrangement under Section 193 of the Business Corporations Act (Alberta) pursuant to which the Corporation acquired all of the issued and outstanding common shares of Gold Royalties Corporation (“Gold Royalties”) not already owned by the Corporation. The shareholders of Gold Royalties received 0.045 of a Common Share for each whole Gold Royalties share held by them.

(3)	Issued upon exercise of previously issued stock options.
(4)	Issued upon exercise of 5,508,176 warrants held by the Corporation of Premier Royalty Inc. (“Premier Royalty”) at a price of $2.00 per share of Premier Royalty, for an aggregate issuance of 798,686 Common Shares on the basis of 0.145 of a Common Share for each one Premier Royalty share to which the Corporation was theretofore entitled upon exercise, all in accordance with the terms of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) completed between the Corporation and Premier Royalty in October of 2013. These 798,686 Common Shares were returned to treasury for cancellation immediately upon issuance.

Stock Options

The following table summarizes details of the stock options issued by the Corporation during the 12 month period prior to the date of this prospectus supplement.

Month of Issuance	Security	Price per Security(1)	Number of Securities
November 2014	Stock Options	$2.93	3,737,474

Total			3,737,474

(1)	Exercise price of the stock options.

Restricted Share Rights

The following table summarizes details of the restricted share rights issued by the Corporation during the 12 month period prior to the date of this prospectus supplement.

Month of Issuance	Security	Price per Security(1)	Number of Securities
November 2014	Restricted Share Rights	$2.93	112,500
March 2015	Restricted Share Rights	$4.16	50,480

Total			162,980

(1)	Represents the deemed value of the restricted share rights on the date of award by the Corporation, although no money has been, or will be, paid to the Corporation in connection with the issuance of Common Shares pursuant to such rights.

Warrants

The following table summarizes details of the Warrants issued by the Corporation during the 12 month period prior to the date of this prospectus supplement.

Month of Issuance	Security	Price per Security(1)		Number of Securities
March 2015	Warrants(2)	U.S.$	4.50	3,000,000
October 2015	Yamana Warrants(3)	U.S.$	3.50	15,000,000

Total				18,000,000

(1)	Exercise price of the Warrants.
(2)	Issued in connection with the acquisition of a 1% royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik diamond mine from IAMGOLD Corporation. The Warrants have a five year term, and will be exercisable following initial production from the Diavik mine’s A21 pipe.
(3)	Issued in connection with the Yamana Transaction. The Yamana Warrants have an exercise price of U.S.$3.50, a term of five years and are exercisable upon achievement of specific milestones with respect to the construction of the Cerro Moro Project.

PRICE RANGE AND TRADING VOLUMES

Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE MKT under the symbol “SAND”.

The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High ($)	Low ($)	Volume
October 2014	5.250	2.830	7,094,031
November 2014	3.680	2.800	7,748,894
December 2014	4.130	3.055	12,072,090
January 2015	5.300	3.830	8,836,904
February 2015	5.140	4.120	3,877,025
March 2015	4.650	3.330	4,846,396
April 2015	4.690	4.130	3,575,062
May 2015	4.480	3.880	3,796,006
June 2015	4.230	3.610	2,573,060
July 2015	4.150	2.880	3,232,094
August 2015	4.120	3.040	4,522,519
September 2015	3.900	3.190	3,281,089
October 2015(1)	4.060	3.410	2,870,951

(1)	From October 1 to October 26, 2015.

At the close of business on October 27, 2015, the last trading day prior to the date of this prospectus supplement, the price of the Common Shares as quoted by the TSX was $3.95.

The following table sets forth information relating to the trading of the Common Shares on the NYSE MKT for the months indicated.

Month	High (U.S.$)	Low (U.S.$)	Volume
October 2014	4.65	2.52	29,724,085
November 2014	3.26	2.45	31,265,582
December 2014	3.55	2.61	46,804,156
January 2015	4.40	3.27	29,289,747
February 2015	4.14	3.28	14,467,481
March 2015	3.73	2.61	20,564,781
April 2015	3.78	3.28	11,397,256
May 2015	3.75	3.13	13,033,442
June 2015	3.41	2.92	9,626,165
July 2015	3.29	2.20	16,915,408
August 2015	3.15	2.29	16,000,106
September 2015	2.98	2.40	10,608,702
October 2015 (1)	3.16	2.57	9,971,567

(1)	From October 1 to October 26, 2015.

At the close of business on October 26, 2015, the last trading day prior to the date of this prospectus supplement, the price of the Common Shares as quoted by the NYSE MKT was U.S.$3.00.

Warrants

The common share purchase warrants of the Corporation which expired on October 19, 2015 (the “October 2015 Warrants”) were listed and posted for trading on the TSX under the symbol “SSL.WT.A”. The following table sets forth information relating to the trading of the October 2015 Warrants on the TSX for the months indicated.

Month	High ($)	Low ($)	Volume
October 2014	0.260	0.090	928,125
November 2014	0.180	0.100	544,096
December 2014	0.160	0.095	352,327
January 2015	0.210	0.140	663,727
February 2015	0.195	0.120	346,255
March 2015	0.130	0.070	539,766
April 2015	0.110	0.020	538,190
May 2015	0.060	0.030	535,508
June 2015	0.045	0.010	1,021,218
July 2015	0.030	0.010	450,129
August 2015	0.020	0.005	412,240
September 2015	0.010	0.005	92,300
October 2015(1)	0.005	0.005	114,000

(1)	From October 1 to October 19, 2015. The October 2015 Warrants expired on October 19, 2015.

The common share purchase warrants of the Corporation expiring September 7, 2017 (the “September 2017 Warrants”) are listed and posted for trading on the TSX under the symbol “SSL.WT.B”. The following table sets forth information relating to the trading of the September 2017 Warrants on the TSX for the months indicated.

Month	High ($)	Low ($)	Volume
October 2014	0.800	0.500	197,895
November 2014	0.560	0.400	140,127
December 2014	0.640	0.400	73,721
January 2015	0.840	0.600	74,118
February 2015	0.800	0.530	51,636
March 2015	0.570	0.300	149,492
April 2015	0.380	0.260	160,432
May 2015	0.385	0.300	15,450
June 2015	0.350	0.300	13,734
July 2015	0.350	0.170	190,466
August 2015	0.300	0.150	163,833
September 2015	0.240	0.135	172,941
October 2015 (1)	0.200	0.135	155,092

(1)	From October 1 to October 26, 2015.

At the close of business on October 26, 2015, the last trading day prior to the date of this prospectus supplement, the price of the September 2017 Warrants as quoted by the TSX was $0.15.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, Canadian legal counsel to the Corporation, and Borden Ladner Gervais LLP, Canadian legal counsel to the Underwriters, the following is, as of the date of this prospectus supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to an investor who acquires Offered Units pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Corporation and the Underwriters, is not affiliated with the Corporation or the Underwriters, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Unit Shares, and any Warrant Shares acquired on the exercise of Warrants, (hereinafter sometimes collectively referred to in this summary as “Shares”) and Warrants as capital property (a “Holder”). Generally, the Shares and Warrants will be considered to be capital property to a Holder thereof provided that the Holder does not use the Shares or Warrants in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a “functional currency” reporting election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (v) that has or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to the Shares or Warrants. Such Holders should consult their own tax advisors with respect to an investment in Units.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Units, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Units.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Shares and Warrants (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amount arose or such other rate of exchange as is acceptable to the CRA. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian dollar/U.S. dollar exchange rate.

Allocation of Cost

The total purchase price of an Offered Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the Warrant to determine the cost of each to the Holder for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate U.S.$2.69 of the Offering Price as consideration for the issue of each Unit Share and U.S.$0.16 of the Offering Price for the issue of each one-half Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Holder. The Holder’s adjusted cost base of the Unit Share comprising a part of each Offered Unit will be determined by averaging the cost of the Unit Share with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Resident Holders

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Dividends

Dividends received or deemed to be received on the Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as each term is defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations under the Tax Act on the Corporation’s ability to designate a dividend as an “eligible dividend”, and the Corporation has made no commitments in this regard.

Dividends received or deemed to be received on the Shares by a corporation that is a Resident Holder must be included in computing its income, but generally will be deductible in computing its taxable income, subject to all restrictions under the Tax Act. A Resident Holder that is a “private corporation” or “subject corporation” (as each term is defined in the Tax Act) generally will be liable to pay a 33 1⁄3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Shares and Warrants

Upon a disposition (or a deemed disposition) of a Share or a Warrant (other than on the exercise thereof), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Shares or shares substituted for such Shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2⁄3% on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may affect the Resident Holder’s liability to pay minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

Non-Resident Holders

The following section of this summary is generally applicable to Holders who for the purposes of the Tax Act and at all relevant times, are neither resident nor deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Shares or Warrants in carrying on a business in Canada (“Non-Resident Holders”). This summary does not apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or “an authorized foreign bank” as defined in the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention. Under the Canada-United States Tax Convention (1980) (the “Treaty”) for example, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors.

Dispositions of Shares and Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Share or Warrant constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NYSE MKT), at the time of disposition, the Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (b) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances a Share or Warrant may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Shares or Warrants that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property”, as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Resident Holders – Disposition of Shares and Warrants”.

Non-Resident Holders whose Shares or Warrants are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Scope of this Summary

The following summary describes certain United States federal income tax consequences generally applicable to “U.S. Holders” (as defined below) of Offered Units relating to the ownership and disposition of the Offered Units (or any components thereof), and, in the case of Warrants, to the exercise or expiration thereof. This summary addresses only U.S. Holders who hold the Offered Units (or any components thereof) as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”) (generally, assets held for investment purposes) and that acquire their Offered Units pursuant to the Offering.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Units (or any components thereof) that is:

(i)	an individual who is treated as a citizen or resident of the U.S. for U.S. federal income tax purposes;

(ii)	a corporation (or an entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof;

(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of section 7701(a)(30) of the U.S. Tax Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury regulations to be treated as a U.S. person.

This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, including specific tax consequences to a U.S. Holder under an applicable tax treaty, nor does it apply to persons subject to special treatment under the U.S. Tax Code. In particular, it does not apply to:

•	persons who are brokers, dealers or traders in securities;

•	insurance companies, real estate investment trusts, regulated investment companies, banks and other financial institutions;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

•	persons that have a functional currency other than the U.S. dollar;

•	persons who are subject to the alternative minimum tax;

•	persons holding Offered Units (or any components thereof) as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction;

•	persons that elect to use a mark-to-market method of accounting for their securities holdings or Offered Units (or any components thereof) (other than with respect to a mark-to-market election described below);

•	persons deemed to sell Offered Units (or any components thereof) under the constructive sale provisions of the U.S. Tax Code;

•	persons who actually or constructively own or have owned (including through attribution) more than 5% of the Corporation’s shares by vote or value; and

•	persons that acquire Offered Units (or any components thereof) or options to acquire such Offered Units (or any components thereof) in connection with the exercise of employee stock options or otherwise as compensation for services.

This summary also does not address the U.S. federal income tax considerations applicable to persons who are not U.S. Holders or to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Units (or any components thereof) in connection with carrying on a business in Canada; (d) persons whose Offered Units (or any components thereof) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention (as defined below).

In addition, this summary does not address any tax considerations arising under the laws of any state, local, or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships that are beneficial owners of Offered Units (or any components thereof), and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them relating to the ownership and disposition of Offered Units (or any components thereof).

The following summary is based upon the U.S. Tax Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the IRS, the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

No rulings have been or will be sought from the IRS regarding any of the tax consequences discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations set forth below.

PERSONS CONSIDERING AN INVESTMENT IN THE OFFERED UNITS ARE URGED TO SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR OWN INDEPENDENT TAX ADVISOR.

Purchase of Offered Units; Allocation of Purchase Price

Upon its purchase of an Offered Unit in exchange for Canadian dollars, a U.S. Holder generally will recognize gain or loss on the disposition of such Canadian dollars in an amount equal to the difference between (1) the fair market value in U.S. dollars of the Offered Units received, or the U.S. dollar value of such Canadian dollars, and (2) the U.S. Holder’s tax basis in such Canadian dollars. Any such gain or loss generally will be treated as U.S. source ordinary income or loss.

The total purchase price of an Offered Unit to a U.S. Holder must be allocated on a reasonable basis between the Unit Share and the Warrant to determine the tax basis of each for U.S. federal income tax purposes. The amount treated as paid for U.S. federal income tax purposes will be the U.S. dollar value of the amount paid calculated by reference to the exchange rate in effect on the date paid by such U.S. Holder.

Potential Treatment of the Corporation as a PFIC

Certain adverse U.S. federal income tax rules may apply to a U.S. Holder that owns or disposes of stock in a non-U.S. corporation that is treated as a PFIC. In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which either (1) 75% or more of the non-U.S. corporation’s gross income is passive income (the “income test”), or (2) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income (the “asset test”).

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. The Corporation has not made a determination regarding its PFIC status for any taxable year, including the current taxable year. Although there can be no assurance as to whether the Corporation will or will not be treated as a PFIC during the current taxable year or any prior or future taxable year, and no legal opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to or will be requested, U.S. Holders should be aware that the Corporation may be treated as a PFIC for U.S. federal income tax purposes for its prior, current and future taxable years.

The U.S. federal income tax consequences if the Corporation is treated as a PFIC are discussed below under “Ownership and Disposition of Offered Units if the Corporation is a PFIC.” The U.S. federal income tax consequences if the Corporation is not treated as a PFIC are discussed below under “Ownership and Disposition of Offered Units if the Corporation is not a PFIC.”

Ownership and Disposition of Offered Units if the Corporation is a PFIC

If the Corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. federal income tax consequences discussed below generally will apply to a U.S. Holder of Unit Shares, Warrant Shares (Unit Shares and Warrant Shares collectively referred to herein as “Shares”), and Warrants.

Exercise or Expiration of Warrants

Except as discussed below with respect to the cashless exercise of a Warrant, upon the exercise of a Warrant a U.S. Holder will not recognize gain or loss, and will have a tax basis in the Warrant Share it receives equal to the sum of the tax basis such holder had in the Warrant it exercised and the amount it paid to exercise such Warrant. Under proposed Treasury regulations, a U.S. Holder’s holding period for each Warrant Share it receives as a result of exercising a Warrant starts with the date that it first held such Warrant. If such proposed Treasury regulations are adopted, they will be effective retroactively. However, until such Treasury regulations (or similar Treasury regulations) are adopted, there can be no assurance that a U.S. Holder’s holding period for each Warrant Share it receives as a result of exercising a Warrant will start with the date that it first held such Warrant. The remainder of this discussion is based on an assumption that these proposed Treasury regulations will ultimately be adopted in their current form. a U.S. Holder’s Warrants lapse unexercised, such holder will recognize a capital loss in an amount equal to its aggregate basis in the lapsed Warrants.

The tax consequences of a cashless exercise of a Warrant are not clear under current law. Due to the absence of clear authority as to the U.S. federal income tax treatment of a cashless exercise, there can be no assurance as to how the IRS or a U.S. court would characterize a cashless exercise for U.S. income tax purposes. Accordingly, U.S. Holders should consult their own tax advisors as to the U.S. federal income tax consequences of making a cashless exercise.

Distributions With Respect to Shares

Except as provided with respect to a timely and valid qualified electing fund (“QEF”) or mark-to-market election (described below), distributions made by the Corporation with respect to Shares, to the extent such distributions are treated as “excess distributions” pursuant to section 1291 of the U.S. Tax Code, must be allocated ratably to each day of the U.S. Holder’s holding period for such Shares. In the case of a Warrant Share, proposed Treasury regulations provide that such holding period will be deemed to include the period that the predecessor Warrant was held (prior to its exercise in exchange for the Warrant Share).

Distributions received in a taxable year (the “year of receipt”) generally will be treated as excess distributions to the extent that such distributions exceed 125% of the average amount of distributions received for each taxable year during the shorter of (1) the three taxable years preceding the year of receipt and (2) the portion of the U.S. Holder’s holding period for its Shares before the year of receipt. The amounts allocated to the U.S. Holder’s taxable year during which the distribution is made, and to any period during such U.S. Holder’s holding period that is prior to the first taxable year in which the Corporation was treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the U.S. Holder in which the distribution is made. The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax (the “special interest charge”). A U.S. Holder that is not a corporation must treat such interest as “personal interest,” which is not deductible. Any distribution made by the Corporation that does not constitute an excess distribution generally will be treated in the manner described below under “Ownership and Disposition of Offered Units if the Corporation is not a PFIC – Distributions With Respect to Shares,” except that the reduced tax rate applicable to certain dividends would not apply with respect to Shares if the Corporation is a PFIC.

Dispositions of Shares or Warrants

Except as provided with respect to a timely and valid QEF or mark-to-market election (described below), the entire amount of any gain realized upon a U.S. Holder’s disposition of its Shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the consequences described under “— Distributions With Respect to Shares” above. In addition, for purposes of the PFIC provisions, the U.S. Tax Code provides that, if a person holds an option to acquire stock, such stock will be considered owned by him or her “to the extent provided in regulations.” Proposed Treasury regulations issued pursuant to this provision of the Code provide that an option to acquire PFIC stock (such as a Warrant) is treated as PFIC stock for purposes of applying the “excess distribution” regime of section 1291 of the U.S. Tax Code to a disposition of an option. Under the proposed Treasury regulations, the exercise of an option is not a disposition to which section 1291 applies. For U.S. foreign tax credit purposes, any gain or loss recognized by a U.S. Holder generally will be treated as gain or loss from sources within the U.S.

Purging the PFIC Taint

Except as described in the next sentence, if a non-U.S. corporation meets the income test or the asset test for any taxable year during which a U.S. Holder holds stock of such non-U.S. corporation, the non-U.S. corporation will be treated as a PFIC with respect to such U.S. Holder for that taxable year and for all subsequent taxable years, regardless of whether the non-U.S. corporation meets the income test or the asset test for such subsequent taxable years. Under applicable Treasury regulations, the non-U.S. corporation will cease to be treated as a PFIC with respect to a U.S. Holder that holds stock of such non-U.S. corporation if, on the U.S. Holder’s original or amended tax return for the last taxable year of its holding period during which the non-U.S. corporation met either the income test or the asset test, such U.S. Holder elects to recognize any unrealized gain in its stock as of the last day of the non-U.S. corporation’s last taxable year in which it met either the income test or the asset test. Any gain recognized by a U.S. Holder as a result of making the election described in the previous sentence with respect to its stock will be subject to the adverse ordinary income and special interest charge consequences described above.

Subsidiary PFIC Rules

Certain adverse U.S. federal income tax rules generally will apply to a U.S. Holder of Shares or Warrants for any taxable year in which the Corporation is treated as a PFIC and has a subsidiary that is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, a disposition (or deemed disposition) of the shares of such Subsidiary PFIC or a distribution received by the Corporation from such Subsidiary PFIC generally may be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, respectively. Any such indirect disposition or indirect distribution generally would be subject to the gain and excess distribution rules described above regardless of the percentage ownership of such U.S. Holder in the Corporation.

Qualified Electing Fund Election

The adverse U.S. federal income tax consequences of owning stock of a PFIC described above generally may be mitigated if a U.S. Holder of the PFIC is able to, and timely makes, a valid QEF election with respect to the PFIC. In that case, the electing U.S. Holder must report each year, for U.S. federal income tax purposes, his “pro rata share” of the PFIC’s ordinary earnings and net capital gain, if any, for the PFIC’s taxable year that ends with or within the taxable year of such U.S. Holder, regardless of whether or not the PFIC made distributions to the U.S. Holder. For this purpose, “pro rata share” means the amount which would have been distributed with respect to the U.S. Holder’s stock if, on each day of the PFIC’s taxable year, it had distributed to each shareholder a pro rata portion of that day’s ratable share of the PFIC’s ordinary earnings and net capital gain for that tax year.

If a U.S. Holder has made a QEF election with respect to stock of a PFIC, the U.S. Holder’s adjusted tax basis in such stock will be increased to reflect earnings and profits of the PFIC that have been taxed, but not distributed, to such U.S. Holder. Distributions of earnings and profits with respect to which a U.S. Holder has been previously taxed will result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in the stock and will not be taxed again when distributed.

If a PFIC is a QEF as to a U.S. Holder for each of its tax years which includes any portion of the U.S. Holder’s holding period, the U.S. Holder’s gain on disposing of the PFIC stock is not attributed to earlier years and the U.S. tax is not increased by any interest charge. Accordingly, a U.S. Holder making a timely and valid QEF election with respect to PFIC stock generally would recognize capital gain or loss on the sale, exchange or other disposition of the stock.

However, a U.S. Holder’s ability to make a QEF Election with respect to its Common Shares is contingent upon, among other things, the provision by the Corporation of a “PFIC Annual Information Statement” to such U.S. Holder. Upon the written request of any U.S. Holder who reasonably determines that the Corporation or a subsidiary in which the Corporation owns more than 50% of such subsidiary’s aggregate voting power (“50% Subsidiary”) is likely a PFIC in respect of any tax year, the Corporation will use commercially reasonable efforts to make available to such U.S. Holder (i) a PFIC Annual Information Statement for such tax year and (ii) all information and documentation that a U.S. Holder making a QEF Election with respect to the Corporation or a 50% Subsidiary is required to obtain for U.S. federal income tax purposes. Despite such efforts, however, the Corporation may not be able to provide a PFIC Annual Information Statement with respect to its current, prior or future tax years.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Corporation cannot provide the required information with regard to the Corporation or any 50% Subsidiary, after making commercially reasonable efforts to do so, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the desirability of, and procedure for making, a timely QEF Election with respect to the Corporation and any 50% Subsidiary.

Mark-to-Market Election

In general, the adverse U.S. federal income tax consequences of owning stock of a PFIC described above also may be mitigated if a U.S. Holder of the PFIC makes a valid mark-to-market election with respect to such stock. A mark-to-market election may be made with respect to the stock of a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the U.S. Tax Code and the applicable Treasury regulations). The Common Shares are currently listed on the TSX and on the NYSE MKT. If the Common Shares are listed and “regularly traded” on either exchange, then a U.S. Holder generally will be eligible to make a mark-to-market election with respect to its Common Shares. However, there is no assurance that the Common Shares will remain “regularly traded” (or listed) for this purpose. Furthermore, under current law, the mark-to-market election does not appear to be available with respect to the Warrants.

A U.S. Holder that makes a valid mark-to-market election with respect to stock of a PFIC at the beginning of the U.S. Holder’s holding period for such stock generally will not be subject to the PFIC rules described above with respect to that stock. Instead, the U.S. Holder generally will be required to recognize as ordinary income each taxable year an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the stock generally will be increased by the amount of ordinary income recognized with respect to such stock. If the U.S. Holder’s adjusted tax basis in the stock as of the close of a taxable year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years. A U.S. Holder’s adjusted tax basis in its stock generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain recognized upon a disposition of the stock generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years and any loss recognized in excess thereof will be taxed as a capital loss.

A U.S. Holder that makes a valid mark-to-market election with respect to stock after the first taxable year of the U.S. Holder during which the non-U.S. corporation is treated as a PFIC with respect to such U.S. Holder generally will be subject to the PFIC excess distribution rules described above with respect to mark-to-market income for the taxable year for which the election is made. A mark-to-market election generally will not be available with respect to stock in a Subsidiary PFIC.

Any mark-to-market election made by a U.S. Holder for the Unit Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a mark-to-market election has been made by a U.S. Holder with respect to Unit Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury regulations, a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a mark-to-market election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Offered Units. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

Each U.S. Holder should consult its own tax advisor regarding the desirability of, and procedure for making, a timely mark-to-market election.

PFIC Information Reporting

U.S. Holders are required to file annual information statements reporting their ownership of stock of a PFIC. U.S. Holders are urged to consult with their own tax advisors regarding these requirements as they relate to their ownership of the Offered Units (or any component thereof).

Ownership and Disposition of Offered Units if the Corporation is not a PFIC

If the Corporation is not treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. federal income tax consequences discussed below generally will apply to a U.S. Holder.

Exercise or Expiration of Warrants

Except as discussed below with respect to the cashless exercise of a Warrant, upon the exercise of a Warrant, a U.S. Holder will not recognize gain or loss, and will have a tax basis in the Warrant Share it receives equal to the sum of the tax basis such holder had in the Warrant it exercised and the amount it paid to exercise such Warrant. Such U.S. Holder’s holding period for each Warrant Share it receives as a result of exercising a Warrant starts with the date that it exercised such Warrant. If a U.S. Holder’s Warrants lapse unexercised, such holder will recognize a capital loss in an amount equal to its aggregate basis in the lapsed Warrants.

The tax consequences of a cashless exercise of a Warrant are not clear under current law. Due to the absence of clear authority as to the U.S. federal income tax treatment of a cashless exercise, there can be no assurance as to how the IRS or a U.S. court would characterize a cashless exercise for U.S. income tax purposes. Accordingly, U.S. Holders should consult their own tax advisors as to the U.S. federal income tax consequences of making a cashless exercise.

Distributions With Respect to Shares

Distributions made with respect to the Shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of the Corporation. Because the Corporation is expected to be eligible for the benefits of a comprehensive income tax treaty with the U.S., dividends paid by the Corporation to non-corporate U.S. Holders generally would be expected to be eligible for the reduced rate of U.S. federal income tax available with respect to certain “qualified dividends” (assuming the corporation is not a PFIC) provided certain holding period and other requirements are satisfied. A corporate U.S. Holder will not be entitled to a dividends received deduction that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

Distributions in excess of the Corporation’s current and accumulated earnings and profits, if made with respect to the Shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such Shares, and thereafter as capital gain. The Corporation does not currently intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that all distributions made with respect to Shares will be treated as dividends (as described above).

Dispositions of Shares or Warrants

Upon the sale, exchange or other taxable disposition of Shares or Warrants, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (2) the U.S. Holder’s adjusted tax basis in such Shares or Warrants. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to the Shares or Warrants disposed of is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital loss is subject to significant limitations. For U.S. foreign tax credit purposes, such a U.S. Holder’s gain or loss generally will be treated as gain or loss from sources within the U.S.

Additional Considerations

Receipt of Foreign Currency

If any distribution or sales proceeds with respect to the Offered Units (or any component thereof) is paid in Canadian dollars, the amount treated as received for U.S. federal income tax purposes will be the U.S. dollar value of such distribution or sales proceeds, calculated by reference to the exchange rate in effect on the date of receipt by such U.S. Holder, regardless of whether the currency received is in fact converted into U.S. dollars. Such Canadian dollars received by a U.S. Holder will have a tax basis equal to their U.S. dollar value at the time the dividend is paid. If such Canadian dollars are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss. The amount of gain or loss recognized on a subsequent sale or other disposition of such Canadian dollars will equal the difference between (1) the amount of U.S. dollars, or the fair market value in U.S. dollars of other property received, in such sale or other disposition, and (2) the U.S. Holder’s tax basis in such Canadian dollars. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Any such gain or loss generally will be treated as U.S. source ordinary income or loss.

Foreign Tax Credit

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, any Canadian withholding taxes that may be imposed on distributions or sales proceeds received with respect to the Offered Units (or any component thereof). Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, the foreign tax credit limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Certain Adjustments to the Warrants

Under section 305 of the U.S. Tax Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Corporation at “Ownership and Disposition of Offered Units if the Corporation is a PFIC – Distributions With Respect to Shares” and “Ownership and Disposition of Offered Units if the Corporation is not a PFIC – Distributions With Respect to Shares” above).

Additional Tax on Investment Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Offered Units (or any components thereof).

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Units (or any component thereof) are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

In general, information reporting may apply to cash proceeds received on the disposition of Offered Units (or any component thereof) and distributions made with respect to Shares that are paid to a U.S. Holder within the U.S. (and, in certain cases, outside of the U.S.), unless the U.S. Holder establishes that it is an exempt recipient, such as a corporation. Backup withholding (currently imposed at a rate of 28%) may apply to such payments if the U.S. Holder fails to timely provide a taxpayer identification number or certification of exempt status or has failed to report in full dividend and interest income in prior taxable years. Backup withholding is not an additional tax. A U.S. Holder subject to the backup withholding rules will be allowed a credit of the amount withheld against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding results in an overpayment of U.S. federal income tax, such U.S. Holder may be entitled to a refund, provided that the requisite information is correctly furnished to the IRS in a timely manner. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OFFERED UNITS (OR ANY COMPONENT THEREOF). PROSPECTIVE PURCHASERS OF OFFERED UNITS (OR ANY COMPONENTS THEREOF) SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS (INCLUDING U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS) APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES WITH RESPECT TO AN INVESTMENT IN THE OFFERED UNITS (OR ANY COMPONENTS THEREOF).

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation from the date of the accompanying prospectus other than in the ordinary course of business are the Copper Purchase Agreement and the Silver Purchase Agreement. See “The Corporation – Recent Developments – Multi-Asset Stream Transaction with Yamana Gold Inc.” for further details.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, Vancouver, Canada with respect to Canadian legal matters and by Neal, Gerber & Eisenberg LLP, Chicago, Illinois with respect to U.S. legal matters, and on behalf of the Underwriters by Borden Ladner Gervais LLP, Vancouver, Canada with respect to Canadian legal matters and Dorsey & Whitney LLP, Vancouver, Canada and Seattle, Washington, with respect to U.S. legal matters.

INTEREST OF EXPERTS

William Wulftange, P. Geo., Senior Vice President of Exploration of Yamana, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Chapada Mine.

Marc Leduc, P.Eng, President and Chief Executive Officer of Luna Gold Corp., a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Aurizona mine.

Nathan Eric Fier, C.P.G., P.Eng, Chief Operating Officer of SilverCrest Mines Inc., a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena mine.

Harold Brisson, Eng, PhD, Resource Manager for Primero Mining Corp., and Clifford Lafleur, P.Eng, Director of Technical Services for Primero Mining Corp., both qualified persons under NI 43-101, have reviewed and approved the scientific and technical disclosure relating to the Black Fox mine.

Pascal Hamelin, P.Eng, Vice President of Metanor Resources Inc., a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Bachelor Lake mine.

Each of the aforementioned firms or persons are independent of the Corporation and held no securities of the Corporation or of any associate or affiliate of the Corporation at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this prospectus supplement and the accompanying prospectus or the documents incorporated by reference herein or therein and did not receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

The partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation. The partners and associates of Borden Ladner Gervais LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

Deloitte LLP, Chartered Professional Accountants, of Vancouver, Canada are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, Canada were the independent auditors of Gold Royalties Corporation and were independent of Gold Royalties Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Base Shelf Prospectus

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 1, 2015

SANDSTORM GOLD LTD.

U.S.$150,000,000

Common Shares

Warrants

Subscription Receipts

Units

This short form base shelf prospectus (this “Prospectus”) relates to the offering for sale from time to time (each, an “Offering”), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the securities of Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Corporation”) listed above (the “Securities”) in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to U.S.$150,000,000 (or the equivalent thereof in other currencies). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning Securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular Offering and consult your own tax advisor with respect to your own particular circumstances.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the

Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities. The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation. A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution. In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in the Securities is speculative and involves certain risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See “Risk Factors”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

Mr. Andrew T. Swarthout and Mary L. Little, each a director of the Corporation, reside outside of Canada. Mr. Swarthout and Ms. Little have each appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

We have filed an undertaking with the British Columbia Securities Commission (the “BCSC”) that we will not distribute in the local jurisdiction under this Prospectus specified derivatives that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities.

The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SSL” and on the NYSE MKT LLC (the “NYSE MKT”) under the symbol “SAND”. On August 31, 2015, the last trading day before the date hereof, the closing price of the Common Shares on the TSX was $3.60 and the closing price of the Common Shares on the NYSE MKT was U.S.$2.73. Unless otherwise specified in the applicable Prospectus Supplement, there is no existing trading market through which the warrants (the “Warrants”), (unless such Warrants are issued under the Corporation’s existing indentures for listed warrants), subscription receipts (the “Subscription Receipts”) or units (the “Units”) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The Corporation’s head and registered office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The Offering amount in this Prospectus is in United States dollars. All other currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to U.S.$ are to United States dollars.

ii

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Sandstorm Gold” or the “Corporation”, refer to Sandstorm Gold Ltd. together with our subsidiaries.

This Prospectus is part of a registration statement on Form F-10 relating to the Securities that we have filed with the SEC. Under the registration statement, we may, from time to time, offer any combination of the Securities described in this Prospectus in one or more Offerings of up to an aggregate principal amount of U.S.$150,000,000 (or the equivalent in other currencies). This Prospectus provides you with a general description of the Securities that we may offer. Each time we offer Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that Offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

We have not authorized any person to provide you with any information other than the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement or the other information included in the registration statement of which this Prospectus forms a part. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or any applicable Prospectus Supplement, respectively.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Corporation incorporated by reference in this Prospectus have been prepared in accordance with IFRS and are reported in United States dollars.

The Offering amount in this Prospectus is in United States dollars. All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to “U.S.$” are to United States dollars.

The following table sets forth (i) the noon rates of exchange for the U.S. dollar, expressed in Canadian dollars in effect at the end of each of the periods indicated; (ii) the average of the noon exchange rates in effect during each period; and (iii) the high and low noon exchange rates during each period, in each case, as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period. These rates are set forth as Canadian dollars per U.S.$1.00.

	Year ended December 31,
	2014	2013	2012
High for period	$1.1643	$1.0697	$1.0418
Low for period	1.0614	0.9839	0.9710
Average for period	1.1045	1.0299	0.9996
Rate at end of period	1.1601	1.0636	0.9949

	Six Months Ended June 30,
	2015	2014
High for period	$1.2803	$1.1251
Low for period	1.1728	1.0614
Average for period	1.2354	1.0968
Rate at end of period	1.2474	1.0676

On August 31, 2015, the noon spot rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3223.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference and any Prospectus Supplement, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Technical disclosure in this Prospectus and the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this Prospectus and any Prospectus Supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves” should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve and Mineral Resource estimates included in the documents incorporated herein by reference may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth in this Prospectus and the documents incorporated herein by reference may not be comparable with information made public by companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation incorporated and existing under the laws of the Province of British Columbia. Most of our officers and directors and some of the experts named in this Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. Sandstorm Gold has appointed an agent for service of process in the United States, but it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Sandstorm Gold’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Sandstorm Gold has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Sandstorm Gold has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 relating to this Prospectus, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this Prospectus and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by

Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming mine, the Gualcamayo mine, the Karma project, the Emigrant Springs mine, the Mine Waste Solutions project, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm Gold portfolio of royalties, the Bachelor Lake Mine (as defined herein), the Diavik mine, the Mt. Hamilton mine, the Prairie Creek project, the San Andres mine, the Bomboré project or the Bracemac-McLeod mine; the absence of control over mining operations from which Sandstorm Gold will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in its annual information form dated March 17, 2015 and incorporated by reference herein.

Forward-looking information in this Prospectus, or incorporated by reference herein, includes, among other things, disclosure regarding: Sandstorm Gold’s existing 72 gold streams/royalties as well as its future outlook and Mineral Resource and Mineral Reserve estimates for each of the Diavik mine, the Aurizona Mine (as defined herein), the Gualcamayo mine, the Emigrant Springs mine, the Mine Waste Solutions project, the Santa Elena Mine (as defined herein), the Ming mine, the Black Fox Mine (as defined herein), the Hugo North Extension and Heruga deposits, the Karma project, the mines underlying the Sandstorm Gold portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton mine, the Prairie Creek project, the San Andres mine, the Bomboré project and the Bracemac-McLeod mine. Documents incorporated by reference, such as the audited consolidated annual financial statements of the Corporation as at, and for the years ended, December 31, 2014 and 2013 and related management’s discussion and analysis as well as the unaudited condensed consolidated interim financial report of the Corporation as at June 30, 2015 and 2014, and for the three and six months ended June 30, 2015 and 2014 and related management’s discussion and analysis, include forward-looking information with respect to, among other things, the Corporation’s corporate development and strategy.

Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada, except the Province of Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically at www.sedar.com .

Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and through EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, except the Province of Québec, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “Annual Information Form”) of the Corporation dated March 17, 2015 for the financial year ended December 31, 2014;

(b)

the audited consolidated annual financial statements of the Corporation as at, and for the years ended December 31, 2014 and 2013, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)	management’s discussion and analysis for the year ended December 31, 2014;

(d)

the unaudited condensed consolidated interim financial report of the Corporation as at June 30, 2015 and 2014, and for the three and six months ended June 30, 2015 and 2014, together with the notes thereto;

(e)	management’s discussion and analysis for the three and six months ended June 30, 2015;

(f)	the management information circular of the Corporation dated April 2, 2015 prepared in connection with the annual meeting of shareholders of the Corporation held on May 22, 2015;

(g)

the material change report of the Corporation dated March 26, 2015 with respect to the acquisition by the Corporation of a 1% gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik mine operated by Rio Tinto plc; and

(h)	the business acquisition report of the Corporation dated May 15, 2015 with respect to the acquisition of 100% of the outstanding common shares of Gold Royalties Corporation.

Any document of the type referred to item 11.1 of Form 44-101F1 Short Form Prospectus under National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference in this Prospectus is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this Prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Prospectus.

Upon a new annual information form and the related annual consolidated financial statements being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form, audited consolidated annual financial statements and all unaudited condensed consolidated interim financial reports, material change reports, and all Prospectus Supplements filed by us prior to the commencement of our fiscal year in which the new annual information form and the related annual consolidated financial statements is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of Securities hereunder. Upon a management information circular in connection with an annual meeting being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of Securities hereunder.

A Prospectus Supplement containing the specific terms of any Offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the Offering to which that Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the registration statement of which this Prospectus forms a part insofar as required by the SEC’s Form F-10: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) Audited Consolidated Financial Statements of Gold Royalties Corporation as at December 31, 2014 and 2013 and for each of the years ended December 31, 2014 and 2013, together with the report of the independent registered public accounting firm thereon and the notes thereto; (iii) the termination agreement dated May 7, 2015 among the Corporation, Luna (as defined herein), Mineração Aurizona (as defined herein), Sandstorm Gold (Canada) Ltd. and Sandstorm Gold Bank Limited; (iv) the Aurizona royalty agreement dated May 7, 2015 among Luna, Mineração Aurizona and Sandstorm Gold (Canada) Ltd.; (v) powers of attorney from our directors and officers, as applicable (included on the signature page to the registration statement); (vi) the consent of Deloitte LLP; (vii) the consent of Davidson & Company LLP; (viii) the consent of each expert or “qualified person” (for the purposes of NI 43-101) listed on the Exhibit Index of the registration statement; and (ix) the consent of Canadian counsel, Cassels Brock & Blackwell LLP.

THE COMPANY

The Corporation is a growth focused resource based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm Gold receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold, silver, or other commodity production for the life of the mine. Sandstorm Gold helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Corporation is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Corporation has a portfolio of 72 Gold Streams and royalties, of which 14 are producing.

Recent Developments

Acquisition of Diavik Mine Royalty

On March 23, 2015, the Corporation acquired a 1% gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik diamond mine operated by Rio Tinto plc.

Acquisition of Gold Royalties Corporation

On April 28, 2015, the Corporation acquired 100% of the outstanding common shares of Gold Royalties Corporation. Gold Royalties Corporation had approximately $2 million in cash and a portfolio of royalties on 12 mining projects located in Canada, including one royalty that is generating cash flow from gold production.

Restructuring with Luna Gold Corp.

On March 20, 2015, the Corporation announced that it had agreed to restructure its Gold Stream on Luna Gold Corp.’s (“Luna”) Aurizona project in Brazil (“Aurizona Mine”) and its outstanding loan. Under the terms of the restructuring, which closed on June 30, 2015, the Gold Stream on the Aurizona Mine was terminated (to be effective by no later than September 30, 2015) and then replaced by two net smelter return royalties (the “Aurizona Project NSR” and the “Greenfields NSR”) and a convertible debenture. The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows: 3% if the price of gold is less than or equal to U.S.$1,500 per ounce; 4% if the price of gold is between U.S.$1,500 per ounce and U.S.$2,000 per ounce; and 5% if the price of gold is greater than U.S.$2,000 per ounce. The Greenfields NSR covers the 190,073 hectares of exploration ground held by Luna and is a 2% net smelter return royalty. Luna has the right to purchase one-half of the Greenfields NSR for U.S.$10 million at any time prior to commercial production. Sandstorm Gold holds a right of first refusal on any future streams or royalties on the Aurizona project and Greenfields. The debenture is a U.S.$30 million debenture bearing interest at a rate of 5% per annum (the “Debenture”). The Debenture is payable in three equal annual tranches of U.S.$10 million plus accrued interest beginning June 30, 2018. Luna has the right to convert principal and interest owing under the Debenture into common shares of Luna, up to a number of common shares held by the Corporation which is below 20% of the outstanding common shares of Luna. Additionally, the maturity date of the existing loan has been extended from June 30, 2017 to June 30, 2021, the interest rate has been revised to 5% per annum, payable in cash on the maturity date, and Luna is subject to a default rate of interest equal to 10% per annum.

On June 30, 2015, Luna also completed a private placement equity financing of 100 million units (“Luna Units”) with Pacific Road Resources Fund II for $10 million and a $20 million senior secured note which, upon closing, resulted in Luna receiving gross proceeds of $30 million (the “Financing”). Each Luna Unit is comprised of one common share of Luna and one Class A common share purchase warrant. Each Class A common share purchase warrant is exercisable at a price of $0.125 per Luna common share and is exercisable for a term of five years. The Corporation also participated in the Financing by subscribing for 24.7 million Luna Units at a purchase price of $2.47 million.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the updated estimated Mineral Reserves and Mineral Resources (gold only) for the projects or mines relating to which the Corporation has material purchase agreements, adjusted where applicable to reflect the Corporation’s percentage entitlement to gold produced from such projects or mines, as of December 31, 2014, unless otherwise noted. The tables are based on information available to the Corporation as of the date of this Prospectus, and therefore will not reflect updates, if any, after such date:

ATTRIBUTABLE PROVEN AND PROBABLE MINERAL RESERVES

(AS OF DECEMBER 31, 2014, UNLESS OTHERWISE NOTED)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Property	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Bachelor Lake Mine (20 — 25)	39	8.33	10,349	130	7.1	29,687	169	7.38	40,036
Black Fox Mine — Open Pit (26 — 35)	—	—	—	70	2.2	4,880	70	2.2	4,880
Black Fox Mine — Underground (26 — 35)	—	—	—	99	7.5	24,000	99	7.5	24,000
Black Fox Mine — Stockpile (26 — 35)	72	1.1	2,480	—	—	—	72	1.1	2,480
Santa Elena Mine — Underground (36, 37, 40, 41)	—	—	—	796	1.67	42,800	796	1.67	42,800
Santa Elena Mine — Open Pit (36, 38, 39)	—	—	—	24	2.75	2,200	24	2.75	2,200
Santa Elena Mine — Leach Pad Reserves (36, 39, 41)	—	—	—	669	0.65	14,000	669	0.65	14,000

TOTAL CONTAINED GOLD			12,829			117,567			130,396

ATTRIBUTABLE MEASURED AND INDICATED MINERAL RESOURCES

(AS OF DECEMBER 31, 2014, UNLESS OTHERWISE NOTED)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Property	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Aurizona Mine (1 — 19)	1,845	1.4	82,790	8,982	1.4	403,750	10,827	1.4	486,540
Bachelor Lake Mine (20 — 25)	39	8.8	10,901	130	7.49	31,270	168	7.79	42,171
Black Fox Mine — Open Pit (26 — 35)	—	—	—	69	2.2	4,880	69	2.2	4,880
Black Fox Mine — Underground (26 — 35)	—	—	—	145	8.9	41,280	145	8.9	41,280
Black Fox Mine — Stockpile (26 — 35)	72	1.1	2,480	—	—	—	72	1.1	2,480
Santa Elena Mine (36, 37, 40, 41, 42)	—	—	—	223	1.39	10,000	223	1.39	10,000

TOTAL CONTAINED GOLD			96,171			491,180			587,351

ATTRIBUTABLE INFERRED MINERAL RESOURCES

(AS OF DECEMBER 31, 2014, UNLESS OTHERWISE NOTED)

	Inferred
	Tonnage	Grade	Contained
Property	kt	(grams per tonne)	(ounces)
Aurizona Mine (5 — 19)	509	1.12	18,360
Bachelor Lake Mine (20 — 25)	85	6.52	17,873
Black Fox Mine Underground & Open Pit (26 — 35)	20	8.3	5,440
Santa Elena Mine (36, 37, 40, 41, 42)	113	1.69	6,200

TOTAL CONTAINED GOLD			47,873

All Mineral Reserves and Mineral Resources set forth above have been estimated in accordance with the CIM Standards and NI 43-101.

Aurizona Mine

(1)	Luna Mineral Resource update effective as at December 31, 2014.
(2)	On February 17, 2015, Luna withdrew its Mineral Reserves. Accordingly, no Mineral Reserves are reported at this time pending further evaluation of the project by Luna.
(3)	The model was depleted to the end of month topography December 2014.
(4)	Gold ounces exclude metallurgical recoveries.
(5)

The Qualified Person (“QP”), as defined by NI 43-101, for the technical information regarding the Aurizona Mine contained in this document, including the review and verification of the Mineral Resource estimates as detailed above, is Marc Leduc, P.Eng, who is the President and Chief Executive Officer of Luna.

(6)

Open Pit resources (Whittle pit® optimization) are constrained by a 0.30 grams per tonne gold grade domain and stated at the following cut-off grades for Piaba, Boa Esperança, Ferradura and Conceiçao: Laterite & Saprolite — 0.322 grams per tonne gold, Transition — 0.364 grams per tonne gold and Fresh Rock — 0.400 grams per tonne gold based on a gold price of $1,350 per ounce, pit slopes of 41 degrees for Laterite/Saprolite, 46 degrees for Hard SAP/Transition and 56 degrees for Fresh Rock, mining cost of U.S.$2.69 per tonne Laterite/Saprolite, U.S.$2.72 per tonne Transition/Hard SAP and U.S.$2.90 per tonne Fresh Rock; process cost of U.S.$11.04 per tonne Laterite/Saprolite, U.S.$13.11 per tonne Transition/Hard SAP and U.S.$14.02 Fresh; and G&A cost of $3.08 per tonne (milled), recoveries of 91% (Laterite/Saprolite/Transition/Hard SAP/Fresh) and selling cost of U.S.$20.50 per ounce.

(7)

Open Pit resources (Whittle pit® optimization) are constrained by a 0.30 grams per tonne gold grade domain and stated at the following cut-off grades for Tatajuba: Laterite & Saprolite — 0.368 grams per tonne gold, Transition — 0.411 grams per tonne gold and Fresh Rock — 0.447 grams per tonne gold based on the same parameters as outlined above plus an additional cost of U.S.$2.00 per tonne for transportation to the Aurizona mill.

(8)	Aurizona topography is current as of December 31, 2014 for the Mineral Resources.
(9)	Maptek’s Vulcan v8.1.4 was used in the Mineral Resources estimation including compositing and grade estimation. Internal waste blocks are included inside the 0.44 grams per tonne gold grade shell.
(10)	Internal waste blocks were designated through indicator kriging. Gold was estimated separately in the internal waste blocks and the mineralized blocks by the ID3 algorithm.
(11)

Block dimensions are ten metres x five metres in the xy plane x three metres on the z axis. Sub-blocking to one metre x one metre in the xy plane and three metres in the z axis was performed at the 0.30 grams per tonne gold grade domain margins and at topography.

(12)

The Aurizona Mine Mineral Resource estimates are supported by the following number of individual specific gravity measurements: Piaba — 13,319; Boa Esperança — 1,273; Ferradura — 1,000; Conceiçao — 473. Tatajuba specific gravity was based on the Piaba data in 2008 when the Tatajuba resource was estimated.

(13)	The Piaba database contains 77,573 metres in 941 holes.
(14)	The Boa Esperança database contains 9,015 metres in 246 holes and the Tatajuba database consists of 4,740 metres in 45 holes.
(15)	The Ferradura database contains 5,398 metres in 157 holes and the Conceição database consists of 2,834 metres in 101 holes.
(16)

The following capping values were used prior to compositing: Piaba (Laterite — 10 grams per tonne gold, Saprolite — 20 grams per tonne gold, Transition/Fresh Rock — 30 grams per tonne gold), Tatajuba — ten grams per tonne gold, Boa Esperança — six grams per tonne gold, Ferradura — ten grams per tonne gold and Conceição — three grams per tonne gold.

(17)	Tonnes are rounded to the nearest 1,000. Ounces are rounded to the nearest 1,000 and small tonnage and grade differences may be found due to rounding.
(18)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(19)	There may be political, environmental, legal and other risks that may materially affect the Mineral Resource estimates.

Bachelor Lake Mine

(20)	Bachelor Lake mine (the “Bachelor Lake Mine”) Mineral Reserves are included in the Mineral Resources.
(21)

The QP for the technical information regarding the Bachelor Lake Mine contained in this document, including the review and verification of the Mineral Reserves and Mineral Resources estimates as detailed above, is Pascal Hamelin, P.Eng, Vice President of Metanor Resources Inc. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(22)	The underground Mineral Reserves have been calculated using a cut-off grade of 3.43 grams per ton, recovery of 90%, and dilution of 10% in the stoping areas.
(23)	Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.
(24)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(25)

Bachelor Lake Mine Mineral Reserves and Mineral Resources are reported as of December 2010 and based on a gold price forecast per ounce using the Bloomberg consensus average gold price of: 2012: U.S.$1,381; 2013: U.S.$1,416; and 2014 and beyond: U.S.$1,177. Since December 2010, the Corporation has received 22,617 ounces of gold from the Bachelor Lake Mine which, when deducted from the Proven and Probable Mineral Reserves and the Measured and Indicated Mineral Resources for the Bachelor Lake Mine as set forth in the above tables, results in total adjusted ounces in each of these categories of 17,419 and 19,554 respectively.

Black Fox Mine

(26)	Black Fox Mine (the “Black Fox Mine”) Mineral Reserves are fully included in the Mineral Resources.
(27)	Black Fox Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2014.
(28)

The QP for technical information regarding the Black Fox Mine contained in this document, including the review and verification of the Mineral Resources estimates as detailed above, is Harold Brisson, Eng, PhD, Resource Manager for Primero Mining Corp. (“Primero”). The QP for technical information regarding the Black Fox Mine contained in this document, including the review and verification of the Mineral Reserves estimates as detailed above is Clifford Lafleur, P.Eng, Director of Technical Services for Primero.

(29)

The average gold grade for Proven and Probable Mineral Reserves is adjusted for dilution while Measured and Indicated Mineral Resources are not. Contained metal in estimated Mineral Reserves remains subject to metallurgical recovery losses.

(30)	Mineral Reserves and Mineral Resources are based on U.S.$1,200 per ounce gold for 92% of production and U.S.$500 for gold sold through the Sandstorm Gold gold stream agreement.
(31)

Open pit Mineral Reserves and Mineral Resources are reported at 0.90 grams per tonne cut-off and the underground Mineral Reserves are reported at 3.7 grams per tonne cut-off and the underground Mineral Resources are reported at 3.4 grams per tonne cut-off.

(32)

Open pit Mineral Reserves are based on the current life-of-mine pit design and assume 20% dilution of Mineral Resources and any block that contains more than 30% voids, from historic underground workings, has been omitted from the Mineral Reserves estimate.

(33)	An exchange rate of $1.10=U.S.$1.00 was used in the gold cut-off grade calculations.
(34)	While the results are presented undiluted and in situ, the reported Mineral Resources are considered to have reasonable prospects for economic extraction.
(35)	The number of metric tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

Santa Elena Mine

(36)

The QP for the technical information regarding the Santa Elena mine (the “Santa Elena Mine”) contained in this document, including the review and verification of the Mineral Reserves and Mineral Resources estimates as detailed above, is Nathan Eric Fier, C.P.G., P.Eng, Chief Operating Officer of SilverCrest Mines Inc. (“SilverCrest”).

(37)

Underground Probable Mineral Reserves are based on a cut-off grade of 2.49 grams per tonne gold equivalent with an average 10% dilution and 90% mine recovery. Average true thickness of the designed stopes is ten metres.

(38)	Open Pit Reserve is based on a cutoff grade of 0.20 grams per tonne gold equivalent in a constrained pit shell with applied capping of eight grams per tonne gold and 300 grams per tonne silver.
(39)	Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cutoff grade of 0.5 grams per tonne gold equivalent. No capping was applied.
(40)

Mineral Resources exclude Mineral Reserves and are based on a 1.5 grams per tonne gold equivalent cut-off grade using assumptions for prices and recoveries as stated below. Capping was applied at 12 grams per tonne gold and 700 grams per tonne silver.

(41)

Underground and Leach Pad Mineral Reserves and Mineral Resources are based on LOMP metal price trends of U.S.$19.50 per ounce silver, U.S.$1,300 per ounce gold and metallurgical recoveries of 92% gold and 67.5% silver with a metal ratio of silver:gold at 70:1 used for grade cut-off determination.

(42)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Aurizona Mine, Brazil

A technical report was prepared in accordance with NI 43-101 entitled “NI 43-101 Technical Report, Aurizona Mine Update, Brazil” dated and effective March 27, 2015 (the “New Aurizona Report”). The New Aurizona Report presents an update on the Aurizona Mine mining operations, including updated Mineral Resources and the withdrawal of all Mineral Reserves.

The following description of the Aurizona Mine has been summarized, in part, from the New Aurizona Report and readers should consult the New Aurizona Report to obtain further particulars regarding the Aurizona Mine. The New Aurizona Report is available for review under Luna’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the New Aurizona Report has been provided by Luna. Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the New Aurizona Report.

The Aurizona Mine is owned by Mineração Aurizona S.A. (“Mineração Aurizona”), which is in turn wholly-owned by Aurizona Goldfields Corporation (“Aurizona Goldfields”), a wholly-owned subsidiary of Luna.

Project Description and Location

The Aurizona Mine is located in the municipality of Godofredo Viana in the state of Maranhão, northeastern Brazil between the cities of São Luis and Belém. The area is centered at Latitude 01º30’ south and Longitude 45º76’ west on the northern coast of Brazil, 320 kilometre due northwest of the capital city of São Luis.

The Aurizona Mine consists of an open pit mine, gold processing plant, and property containing several gold deposits and exploration targets. The Aurizona property contains a mining license, totaling 9,981 hectares, and three exploration licenses totaling over 5,427 hectares. Included within Aurizona are the Piaba, Tatajuba, Boa Esperança, Ferradura and Conceição gold deposits and over ten near-mine exploration targets, which are being actively explored by Luna.

As at December 31, 2014, Luna had acquired approximately 1,795 hectares of the surface rights required for the operation.

Luna materially complies with Brazilian Federal, State and Municipal environmental laws and regulations in all material respects. Aurizona Goldfields is currently reviewing all environmental and operating permits that are required for current and future operations. Certain of Luna’s permits and licences are not sufficient for the scope of Luna’s operations, which could result in fines and other possible sanctions.

Public consultation and community assistance and development programs are ongoing. Implementation of sustainable development initiatives for the communities of Aurizona, Godofredo Viana and other communities within close proximity commenced in 2010.

The present Brazilian legislation requires major approvals by two different regulatory authorities. A mining license is granted by the Brazilian National Department of Mineral Production (“DNPM”) after the approval of a Final Exploration Report and reviews of the PAE while the State Environmental Department (“SEMA”) approves the operating license (Licença de Operação (“LO”). Parallel to this DNPM approval process, the environmental agencies provide approvals of the Environmental and Social Impact Study, environmental management control program, deforestation license (if applicable) and conceptual closure plans. The Environmental Impact Studies were completed in 1995 and submitted to regulatory authorities for review and approval. The Maranhão Secretary of State for the Environment and Natural Resources (“SEMA-MA”) issued Aurizona Goldfield’s original Operating License on July 11, 2007 to initiate the mining and processing of gold within the limits of Mining License DNPM No. 800.256/1978, an area comprising 9,981.47 hectares. The LO, No. 259/2007, was valid until December 11, 2009 and was renewed on March 22nd, 2010 generating the LO No. 108/2010, valid for two (2) years until March 22nd, 2012. A renewal request was timely submitted 120 days before expiry date, generating the SEMA Process 2343/2011. This LO´s validity automatically continues until renewed or revoked.

Luna temporarily suspended mining activities in February 2015 and will continue to process a mineralized stockpile through to approximately August 2015. In preparation of the temporary shutdown, Luna submitted a complete Care and Maintenance Plan to the DNPM in March 2015. Article 47 of the Brazilian Mining Code, establishes that the suspension of mining activities must be preceded by a previous notice to the DNPM, and that while the activities are temporarily suspended, the mine should be kept in good condition to allow for the future resumption of mining activities. When the company is ready to resume operations, they must file an application with the DNPM and include the plan for the orderly resumption of mining activities. During the period of care and maintenance, Luna plans to continue exploration activities and complete a prefeasibility study incorporating a hardrock crushing and grinding circuit in addition to completing the already submitted EIA for the Tatajuba mining concession. Resumption of operations will require additional financing.

The mining license DNPM No. 800.256/1978 is subject to a government royalty of 1% while all exploration licenses are subject to an annual exploration tax according to the claim size and time held.

The Aurizona region has a long tradition as a gold producer, almost solely from garimpeiros. An inspection conducted in 1989 by the Ministry of Mines and Energy and the State Secretariat for the Environment for Maranhão verified the uncontrolled exploitation of the area by prospectors and concluded the area was contaminated. During the EIA/RIMA process, levels of mercury were measured. In August 2009, several soil, sediments, and water mercury assays were performed on areas potentially impacted by mining activities by garimpeiros at Aurizona. Mercury was detected in soil and sediment samples; however, the values were lower than reference values required for contaminated areas intervention.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Aurizona Mine is on the Atlantic coast within three kilometres of an ocean inlet. The coastline is characterized by the occurrence of mangrove swamps and has an elevation of two metres to three metres above sea level in and on the edges of saline waterways. The vegetation consists of grasses in the low-lying areas with denser tropical vegetation consisting of larger shrubs, vines, and hardwood tropical trees on the low rounded hills. The elevation at Aurizona Mine varies from zero metres to 90 metres above sea level. The isthmus that joins the Aurizona peninsula to the mainland consists of low-lying flats that are subject to mild (+20 centimetres) flooding at high tides. This does not affect project access.

The Aurizona Mine is accessible by road, water and air. All year road access is available from the state capital cities of Belém, Pará (400 kilometres), and São Luis, Maranhão (320 kilometres). There is helicopter access directly to the operating plant and an air strip approximately 30 minute drive away from the camp facilities located in the town of Godofredo Viana, Maranhão, Brazil.

The climate at Aurizona is tropical, often humid, with annual rainfalls of up to 3,000 millimetres. The rainy season occurs from mid-December to mid-July, with the heaviest rains from February through May. The area is close to the equator and has relatively steady temperatures, ranging from an average low of 24 degrees Celsius to an average high of 31 degrees Celsius. While rains are generally intense, the project has year round exploration activities and operations.

Luna controls sufficient surface rights for required infrastructure and operation at Aurizona which, though located in a remote region of Brazil, benefits from a local population of inexpensive labour and the availability of local infrastructure. Mining personnel comprises, to a large extent, local workforce from the region, particularly in respect of operations and technical services.

Grid power is supplied by the Companhia Electrica de Maranhao (“CEMAR”). As of July 2012, CEMAR was able to guarantee the supply of 4.6 megawatts of power. In addition to grid power, Luna relies on three 2.5 MVA generators that act as a backup. A forth generator is on site, but has not been installed yet. It is predicted that CEMAR will have sufficient capacity for continual operations in 2015 and beyond.

The Aurizona Mine consists of an open pit mine, process plant, tailings storage facilities (“TSF”), maintenance facilities, administration buildings, and camp facilities. Luna has installed satellite communications to utilize voice over internet protocols (VoIP for telephones) and internet protocols (for regular computer business) and uses existing telephone land lines and local cellular services. Mining operations utilize two-way radio communication. Potable water is supplied from an existing case well and from the municipal water treatment plant. Process plant water comes from the TSF.

The tailings dam was raised to 29.5 metres in 2014, and a further raise to 31.6 metres has been designed. Conceptual studies to conduct a further raise up to 45 metres are being evaluated. There are two other potential locations for extra tailings dam capacity, Sao Lorenço and Barriguda. Preliminary studies for these areas together with the total capacity of the current dam provide a potential total capacity of 67 million tonnes.

History

The Aurizona region has a long history of gold production dating back to the Jesuits in the 17th Century. There are anecdotal reports that companies were active in the area in the 1880’s, but that they left due to problems with the indigenous Urubus people. In 1912, there was considerable activity around the village of Aurizona and again in 1931 when the government declared a “free mining area except for the tax on gold production payable to the State”. Garimpeiros have been active in the region, on a discontinuous basis since that time.

From 1978 to 1985, Brascan started exploration programs in the Aurizon region through its subsidiary companies. In 1988, Mineração Aurizona, which was a subsidiary of Brascan at the time, received a license to mine and in 1991, a joint venture agreement was signed between Cesbra S/A, a Brascan Brasil subsidiary, and

Unamgen, an exploration subsidiary of Gencor Ltd. (“Gencor”). Initial work at Aurizona was carried out by Unamgen as the joint venture operator from 1991 to 1993 and was focused on identifying bulk tonnage, gold deposits amenable to open pit mining methods. Gencor sold its gold assets in Brazil to Eldorado in 1996, and the latter assumed work as operator and commenced additional drilling work on the property. In 2007, Luna acquired Mineração Aurizona from both Brascan and Eldorado pursuant to a purchase agreement to acquire all of the outstanding shares of Aurizona Goldfields, which holds the Aurizona Mine assets through Mineração Aurizona.

Historic production from the Aurizona properties has been by garimpeiros mining in small pits and cannot be quantified. Luna’s production for 2010 — 2014 is detailed below under “Mining Operations”.

Geological Setting

The Aurizona Mine is located within the São Luis Craton (“SLC”), an eastern extension of the Guyana Shield which contains several major Proterozoic gold deposits (e.g., Las Cristinas, Omai and Rosebel) extending from Venezuela to Brazil. The SLC consists of the Paleoproterozoic Aurizona Group metavolcano-sedimentary succession, volcanics and granitoids of the Tromaí Intrusive Suite covered by Phanerozoic sedimentary basin deposits and recent coastal sediments. The Aurizona Group hosts the Aurizona area, including the Piaba, Tatajuba, Boa Esperança, Ferradura and Conceição deposits and several near mine exploration targets. It consists of a well-developed metavolcano-sedimentary sequence of schists, intermediate to mafic metavolcanic rocks, in addition to subordinate quartzites, banded iron formation (“BIF”) and metachert intruded by diorite, quartz-diorite and tonalite which collectively define a local Greenstone Belt sequence.

The Piaba deposit is a 3.3 kilometre long shear-hosted orogenic gold deposit which trends east/northeast and is hosted in a northern hanging wall sequence composed mainly of tonalite, diorite and quartz-diorite intrusives. A distinctive graphitic volcano-sedimentary sequence forms a structural footwall limiting the deposit to the south. The host tonalite intrusive is medium to coarsely crystalline and shows a typical cataclastic texture. The mineralized zone dips steeply to the north/northwest and gold occurs disseminated with sulphide and also in several generations of quartz veins with the hosted intrusive rock. Hydrothermal alteration is intense and is dominated by sulphide (pyrite, pyrrotite and chalcopyrite), carbons material (e.g. graphite), sericite and quartz within and near orebodies. Chlorite — carbonate- epidote — sericite are distal hydrothermal alteration halos. The Tatajuba, Boa Esperança, Ferradura and Conceição deposits and near mine exploration targets have similar geology to Piaba.

The Aurizona area consists of a peneplain dissected into rounded flat knolls and bordered and interdigitated with Holocene marine and fluvio-marine sediments. The mineralized sequence is weathered to a vertical depth of more than 60 metres, below which primary gold mineralization occurs in less weathered, sulfide-bearing rocks. Luna utilizes a classification to standardize the weathering profile within the deposit, which includes Laterite, Saprolite, Fresh Rock, and an intervening Transitional zone. Laterite and saprolite are classed as oxide mineralization, the Fresh Rock as sulfide and the Transition Rock as predominately sulfide.

The Aurizona gold deposits comprise east/northeast and east-west-trending deposits containing average grades in the 0.75 grams per tonne gold to 1.65 grams per tonne gold range with gold values locally attaining 30 grams per tonne gold or higher within the major east/northeast trending Aurizona Shear Zone.

Exploration

Initial exploration work was carried out by a number of different companies between 1991 and the time that Luna acquired the Aurizona Mine in January 2007. Exploration activities included airborne and ground geophysical surveys, regional soil surveys, geological mapping and rock sampling, and auger, core and reverse circulation drilling. Luna acquired the Aurizona Mine through a corporate acquisition from Brascan and Eldorado and commenced exploration soon after. All exploration programs at the Aurizona Mine were based at the Aurizona Mine exploration camp. Luna conducts its surveys and exploration programs with its own personnel and contracted drilling companies.

The Aurizona Mine has few rock outcrops and geophysical surveys were used to identify structural trends and to refine the geological interpretation of the area. Airborne magnetic and radiometric surveys were used to identify structural trends and ground electro-resistivity was used in locating the footwall of the structure. Because of the lack of outcrop, mapping is most useful in the garimpeiro pits.

Mineralization

Piaba is a variable width (10 to 50 metres), tabular, auriferous deposit of low grade (typically less than two grams per tonne gold), which stretches for 3.3 kilometres, has already been investigated to a depth of 600 metres and remains open to both sides and at depth. It is oriented in an east/northeast to west/southwest direction and is steeply dipping to north/northwest.

The main style of mineralisation in Piaba is hosted in cataclastic tonalite, with blue quartz porphyries and plagioclase, which appears surrounded by a matrix of chlorite, sericite, carbon material / graphite as well as a small amount of pyrite (< 5%) and traces of pyrrhotite and chalcopyrite. Locally, this rock exhibits, narrow, ductile to brittle shear zones, where an incipient mylonitic foliation can be found, shear bands with the intrusion of quartz-carbonate-sulphides, local brecciation and dissemination of carbon material, infilling the interclastic spaces.

The suggested mechanism for the fixation of gold in this style of mineralisation results from the reaction obtained from the mixing of the auriferous mineralizing hydrothermal fluids (magmatic or metamorphic) with the reducing carbonate fluids along the high permeability zones produced by the cataclasis and brecciation of the rocks during their movements in the crust or tectonic post-crystallisation.

A second style of mineralisation is also related to the occurrence of coarse and free visible gold, at the margin and halo of extensional quartz veins, suggesting that the pressure relief mechanism and infilling of open fractures allowed for the fixation and deposition of coarse gold in quartz veins, with thin reaction halos to inexistent with the host rock.

Drilling

Luna conducted resource definition core drilling between 2007 and 2014 at the Aurizona Mine to expand the gold Mineral Resource and further define the geological model. Luna also conducted certain short reverse circulation programs and completed soil surveying covering the Aurizona Mine in addition to ground magnetic surveys, auger drill programs and trenching programs at several near mine targets.

All diamond and reverse circulation drilling is oriented perpendicular to the strike of nearly vertical structures, at hole dip angles between 50 degrees and 80 degrees. The historic RC holes were generally sampled at one metre intervals with some samples at two metre intervals. The historic core was sampled at a nominal one metre interval, although the sample length had considerable variation between 0.1 and two metres. Luna routinely samples the core at two metre intervals in barren hanging wall and footwall rocks and reduces the sample interval to one metre or less within the orebody. The sampling procedures follow industry best practices.

All core is systematically photographed and logged for lithology, structures, alteration, mineralization and geotechnical characterization.

Sampling and Analysis and Security

Sample interval selection is the task of the geologist responsible for core logging. The sample interval is a nominal 2.0 metres in barren hanging wall rocks which is reduced one metre or less within the mineralization. Intervals should not be greater than 2.50 metres nor less than 0.20 metres. Sample intervals are selected on the basis of lithology, mineralogy, weathering, structures and veins.

Core is consistently sampled on one side (right — red line). The remaining core half is stored in the box for future reference.

Samples are placed in pre-labeled thick polythene bags and closed with sealed ties. All samples are double bagged for added security. Each core sample has a specific pre-numbered sample ticket with the prefix DH-. Internal Quality Assurance/Quality Control (“QA/QC”) samples (blanks, certified reference materials (“CRM”) and quarter core duplicates) are assigned routine DH- numbers and tickets.

Samples from reverse circulation are collected on one metre intervals is collected. No sample processing or quartering is conducted on the project. The samples are shipped to the commercial assay laboratory where they are dried and processed in the same manner as drill core samples.

All samples are transported to the commercial transport company by truck and one Luna representative accompanies all sample shipments. Instructions to the laboratories are provided via detailed requisition forms outlining the complete procedures for sample preparation and assay which include that the entire sample must be milled prior to the removal of aliquots for analysis. A complete paper trail of requisition forms to the laboratory, delivery reports and work order receipts is maintained at the project site. All the laboratories are ISO 9001 certified.

All reject and pulp samples are returned to Luna on a regular basis. These samples are checked for consistency and to ensure that return QA/QC samples correspond with the originals. They are sealed in new sample bags and stored for future reference.

Industry standard QA/QC is conducted to ensure high quality drill data. QA/QC consists of two parts, namely QA (Quality Assurance) which consists of the design or planning of sampling program and QC (Quality Control) defined by the active procedures used during sampling to monitor, detect and correct errors to guarantee that results that are used in the project assessment meet the design specifications.

Luna’s QA/QC procedure is designed to implement controls on the sampling process in order that bias (error in accuracy) is null, variance (precision error) is minimal and sample switching is detected and corrected.

Chain of custody is strictly maintained during transportation, sample collection, shipping and preparation to avoid tampering or inappropriate release of privileged information. Assay results are maintained confidential and only released to those on a need to know basis.

In addition, a single access point to the Aurizona Mine operation is secured by double gates and spikes allowing only authorized personnel to the working area. Radio communication with the supervisor is required prior to gaining access.

Updated Mineral Resource Estimate

In 2013 and 2014, Luna relogged 343 diamond drill holes totaling 61,226 metres at Piaba. The results of the relogging program were then incorporated into new 2D and 3D geological models to support the updated resource estimation. Luna staff conducted the updated resource estimation for Piaba using CAE Studio 3 (v3.24.25.0). The Mineral Resource estimations for Boa Esperança, Conceição, Ferradura and Tatajuba deposits were conducted using Maptek’s VulcanTM (v8.1.4) software. The Mineral Resource estimations for Piaba, Boa Esperança, Ferradura and Conceição include drilling through September 2012 and assays received through October 2012. The Tatajuba Resource estimation was completed in May 2008 with drilling completed through January 2008; no additional drilling has been done at Tatajuba since then. Diamond drill core from Tatajuba, Boa Esperança, Ferradura and Conceição were also relogged as part of the 2013/2014 relogging program.

The New Aurizona Report provides an updated Aurizona Mineral Resource Statement (as of December 31, 2014), as follows: (1 to 8)

Deposit	Type	Classification	Tonnes	Gold Grade	Contained Gold
			(000s)	(grams per tonne)	(ounces)
Piaba	Pit Constrained	Measured	10,854	1.40	487,000
		Indicated	49,363	1.42	2,246,000
		Measured and Indicated	60,217	1.41	2,733,000
		Inferred	892	0.87	25,000

Ta t ajuba	Pit Constrained	Indicated	1,380	1.40	62,000
		Inferred	810	1.39	36,000

Boa Esperança	Pit Constrained	Indicated	1,430	0.79	36,000
		Inferred	970	1.00	31,000

Conceição	Pit Constrained	Indicated	160	0.75	4,000
		Inferred	60	0.82	2,000

Ferradura	Pit Constrained	Indicated	500	1.65	27,000
		Inferred	260	1.65	14,000

Total	Pit Constrained	Measured	10,854	1.40	487,000
		Indicated	52,833	1.40	2,375,000
		Measured and Indicated	63,687	1.40	2,862,000
		Inferred	2,992	1.12	108,000

(1)	Mineral Resources are stated at the following cut-off grades for open pit:

Piaba, Boa Esperança, Conceição and Ferradura
— Laterite and Saprolite	0.322 grams per tonne gold
— Transition	0.364 grams per tonne gold; and
— Fresh rock	0.400 grams per tonne gold.
Tatajuba
— Laterite and Saprolite	0.368 grams per tonne gold;
— Transition	0.411 grams per tonne gold; and
— Fresh rock	0.447 grams per tonne gold
(2)	Piaba topography is current as of December 31, 2014
(3)	Tonnes are rounded to the nearest 1,000; ounces are rounded to the nearest 1,000
(4)	Small tonnage and grade differences may be found due to rounding.
(6)	All Mineral Resources have been estimated in accordance with the CIM Standards and NI 43-101.
(7)	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
(8)

The Mineral Resource estimates set out in the above table have been reviewed and verified by Marc Leduc, P.Eng, who is the President and Chief Executive Officer of Luna and is a qualified person under NI 43-101.

Withdrawal of Mineral Reserve Estimate

In respect of Luna’s withdrawal of its Mineral Reserve estimate, the New Aurizona Report states that, as a result of the recent relogging geological modelling, Luna concluded that most of the remaining saprolite thought to be amenable to processing through the existing plant was in fact too hard to economically process. As a consequence, mining operations have temporarily been suspended and the plant is currently processing a mineralized stockpile that will be exhausted around August 2015. A care and maintenance plan for the temporary suspension of activities was submitted to DNPM in March 2015. Future activities will focus on additional exploration work as well as preparation of a prefeasibility study that incorporates a crushing and grinding circuit into the existing process circuit so that the mineralized hardrock can be processed. There are no reported Mineral

Reserve estimates for the New Aurizona Report because of the lack of additional licensed, soft saprolite that could be processed through the existing plan and the current inability to economically process mineralized hardrock.

Mining Operations

Luna’s historic mine production for the period 2010 – 2014 is shown below:

Description	2010	2011	2012	2013	2014	Total
Dry Ore (Tonnes)	747,329	1,275,652	2,155,203	1,934,176	2,014,237	8,126,617
Au g/t	1.15	1.30	1.21	1.43	1.22	1.27
Contained Ounces	27,642	53,313	83,709	88,854	79,008	332,526
Recovery %	59%	78%	87%	90%	87%	86
Recovered Ounces	15,759	43,055	74,269	79,229	74,622	286,934

Open pit mining began in the Piaba deposit in 2010, focusing principally on soft mineralized saprolite. Mining activities were temporarily suspended in the Piaba pit on February 4, 2015. Mill production will continue until depletion of the mill feed stockpiles in approximately August 2015. Once the stock pile is depleted, the mine, mill and tailings facilities will be temporarily placed on care and maintenance pending additional exploration work and an updated prefeasibility report. A care and maintenance plan was submitted for review and comment to DNPM in March 2015. Article 47 of the Brazilian Mining Code establishes that the suspension of mining activities must be preceded by a previous notice to the DNPM and that while the activities are temporarily suspended, the mine should be kept in good condition to allow for the future resumption of mining activities. During care and maintenance, Luna is required to conduct periodic, ongoing inspections and maintenance on fire prevention and control systems, geotechnical inspection and monitoring of the tailings dam and waste rock dump, site wide water management and effluent control systems among other information. When Luna is ready to resume operations, it must file an application with the CNPM and include the plan for the resumption of mining activities.

Mineral Processing and Metallurgical Testing

The current processing plant utilizes conventional processing technologies for the production of gold doré bars. The gold doré bars are shipped to offsite gold refineries. The processing plant is comprised of the following circuits for the processing of oxide ore: ore receiving; crushing and grinding; pre-leach thickener; carbon in leach gold recovery; gold elution; carbon acid washing; gold electro winning; induction fusion furnace; tailings thickening; and neutralization of the tailings pulp. Prior to the pre-leaching thickener, a portion of the coarser material is collected by two Knelson concentrators for gravity gold recovery. A series of historical metallurgical test programs were carried out on the saprolite, laterite and unweathered mineralized material from Aurizona between 1994 and 2008. The results of these test programs were the basis for the feasibility study prepared for Aurizona Mine’s Piaba project, and have been discussed in an earlier NI 43-101 technical report. Additional metallurgical studies, including cyanidation testwork, comminution studies and solid/liquid separation studies have since been conducted and reported by Metcon Research.

Recovery Methods

The current process plant has been operational since June 2010 with ore being processed through the gravity concentration and CIL circuits. In 2012 process plant recovery enhancement initiatives were directed at improvements in CIL pulp carbon concentration, carbon inventory level and pre-leach circuit pulp feed density optimization.

In addition, a Phase 1 plant expansion that was focused on increasing the throughput of saprolite ore to a nominal rate of 10,000 tonnes per day was undertaken by Luna in 2013 and 2014 and partially completed, including much of the procurement program. However, the previous geological model did not properly forecast the existence of a harder saprolite unit that could not be processed efficiently in the current processing plant. As a result, the nominal throughput production targets cannot be met and the existing plant as well as the Phase 1 expansion has been rendered uneconomical to run.

Markets

Luna currently produces a high-grade doré gold product that is transported by air to either the Johnson Matthey or Metalor Refinery in North America. Luna’s bullion is sold on the spot market through a sales contract with Auramet Trading LLC. The terms contained within the sales contract are typical and consistent with standard industry practice. 17% of the gold production is sold to the Corporation at a fixed price pursuant to the terms of the gold stream between Luna and the Corporation.

Capital Costs

Future life of mine capital costs will be estimated by Luna subsequent to the development of its new mine plan and prefeasibility/feasibility study to incorporate a crushing and grinding circuit. Luna’s new mine plan will produce a schedule and cost for the mining and placement of ore and waste and will be the basis for all Luna’s future capital requirements.

Exploration and Development

As previously mentioned, mining activities were suspended in February 2015 and the plant is currently processing a mineralized stockpile through to approximately August 2015. The mine and plant will be temporarily placed on care and maintenance by August 2015, pending additional exploration and subject to securing financing and the preparation of a prefeasibility study which incorporates a hardrock crush and grind circuit.

Exploration potential in the near-term remains open for extensions within known mineralization, both along strike and at depth, and also with near mine deposits and several already identified targets hosted within Aurizona. Further studies and work is needed, including completion of a prefeasibility report for a hardrock crushing and grinding circuit to potentially convert the remaining Mineral Resource estimate to Mineral Reserves. Pending additional funding, results will be published in due course.

The following items have been identified by Luna as critical factors in successfully moving the project forward:

Exploration Drilling

An exploration budget for infill drilling will focus on three main areas: the western extension of the Piaba pit; infill drilling within the existing Piaba pit; and the northeast offset target of the Piaba pit. The western extension and the northeast offset should be focused on generating additional soft saprolite as well as increasing hard rock resources continuing along the same strike as the current Piaba pit. The infill drilling within the existing Piaba pit should be focused on increasing the resource estimates, increasing the confidence in the resource classification, improving the knowledge of the ore’s hardness and improving operational mine planning and reconciliation performance.

Tailings Dam Raise

The tailings dam is currently at 29.5 metres crest elevation, and the facility will have no more effective tailings storage capacity when the facility enters into care and maintenance in the third quarter of 2015. A design has been completed to raise the dam to 31.6 metres, which would provide approximately two additional years of storage at current production levels. Once adequate financing has been secured by Luna, the dam raise should be a priority item and can be completed in one dry season. This raise will be required prior to restarting operations.

Hardrock Crush & Grind Prefeasibility Study

Prefeasibility and/or feasibility studies for a crush and grind circuit need to be completed so that the upcoming mineralized hardrock material can be processed and the resources and reserves updated to reflect the updated exploration program, as well as the upgraded process capacity. This will allow a mine plan to be developed based on a variety of blends consisting of both soft saprolite and hardrock.

Hydro-Geological Study and Site Water Management Plan

As the mine enters into the hardrock phase of mine operations, pit dewatering needs to be better evaluated to better prepare for increased depths. Further evaluation of ground water flows, surface run off, pit dewatering, and long term drainage plan is required for detailed designs. A site wide water management plan and water balance should be developed as a planning tool to better control inflows and outflows from the property as well as provide operational efficiencies. This includes further follow-up assessments to preliminary investigations of acid rock drainage and metals leaching.

Civil and Plant Improvements

The Phase 1 expansion was partially completed by Luna along with a significant portion of the procurement process. Much of the equipment is on site awaiting installation. It has been recommended to complete the installation of the waste treatment plant, carbon kiln, pressure elution column and the high intensity leach circuit in order to improve processing capacity and efficiencies for the restart.

Luna Greenfields Exploration District

Luna has provided the following information regarding its Greenfields exploration property.

The Greenfields property is located to the southwest and southeast of the Aurizona Mine and contains multiple shear zones and over 100 historic artisanal gold workings (garimpeiros). It consists of approximately 200,000 hectares of contiguous exploration licenses and is located within the São Luis Craton, southeast of the Guyana Shield, which hosts several major gold deposits including Rosebel and Las Cristinas. Geologic reconstruction of the South American and African continents places the São Luis Craton in close proximity to the Birimian Gold Belt of West Africa. Strong geologic and structural similarities exist between the São Luis Craton, the Guyana Shield and the West African Craton. The area is characterized by low relief and an extensive sedimentary cover sequence with deep weathering profiles.

Historic exploration in the district was limited to soil and rock sampling, auger drilling, geophysical surveys and some shallow reconnaissance drill holes. Luna’s exploration activities completed to date have resulted in good regional geologic understanding and the identification of seven prospective, drill-ready targets along with many promising anomalies. Several different styles of mineralization including shear zone hosted, stock work structure, and disseminated gold are present. The work completed in 2014 included the consolidation and integration of geologic information along with geophysics and geochemical sampling programs, which have identified circular structures. This may indicate good potential for intrusion related styles of mineralization in addition to the general east/northeast-west/southwest structurally controlled mineralization. Regional geologic mapping has also shown a potential association between gold mineralization hosted within conglomeratic units associated with Paleozoic sedimentary basins.

Aurizona Mine Milestone

With a re-structured gold stream with the Corporation and a recapitalized balance sheet, Luna announced on June 30, 2015 that it will be in a position to undertake a work program which will have the ultimate goal of restarting operations at the Aurizona Mine. The proposed 18-month work program will involve significant infill drilling, updating of the geological model, calculating a new resource estimate, formulating a new, optimized mine plan, producing an updated prefeasibility study incorporating an upgraded crush and grind circuit and continuing the on-going licensing and permitting process to ultimately secure all the needed permits to restart the Aurizona Mine.

Santa Elena Mine, Sonora, Mexico

A new technical report was prepared in accordance with NI 43-101 entitled “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” dated March 31, 2015, having an effective date of December 31, 2014 (the “New Santa Elena Report”). The New Santa Elena Report is available for review under SilverCrest’s profile on the SEDAR website located at www.sedar.com .

Information that updates the information in the New Santa Elena Report has been provided by SilverCrest. Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the New Santa Elena Report.

Project Description and Location

The Santa Elena Mine is currently producing gold and silver from a 3,000 tonne per day operation including ore from the open pit and underground and reprocessing of heap leaching material using a new fully commissioned Merrill Crowe/CCD processing facility. The Santa Elena Mine project involves combined processing of ore from the remaining reserves in the open pit, updated reserves from underground development and reprocessing of spent ore from the existing heap leach pad. Commercial production for the 3,000 tonne per day mill and plant facility was declared on August 1, 2014. Underground development has been ongoing since January 2013 with commercial production declared on October 1, 2014. As of December 2014, the decline had been developed to approximately the 575 metre elevation with development drifts on the 700, 675, 650, 625, 600, and 575 metre levels (elevations above sea level). Underground stope production in late 2014 consisting of long hole stoping of Stope #1 which is located between the 575 to 600 metre levels and preparation and of stope #2 and #3.

The Santa Elena Mine is located in Sonora, Mexico, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The Santa Elena Mine consists of nine contiguous concessions (the “Santa Elena Concessions”) covering approximately 9,424.54 hectares registered in the name of Nusantara de México, S.A. de C.V. (“Nusantara”), a wholly owned subsidiary of SilverCrest. Nusantara filed the Santa Elena 7 concession, which surrounds the other concessions. All concessions were ground surveyed by a registered land surveyor at the time of staking.

On December 8, 2005, Nusantara entered into an option agreement with Tungsteno de Mexico SA de C.V. (“Tungsteno”) to acquire a 100% interest in the Santa Elena Mine through staged option payments over five years for a total cost of $4.0 million paid in cash and SilverCrest shares. Payments were completed in August of 2009 with SilverCrest owning 100% of the Santa Elena Mine with no underlying royalties. SilverCrest has maintained all of the necessary permits for exploration and facilities at the Santa Elena Mine. In 2009, the Santa Elena Mine received its Manifestacion de Impacto Ambiental (“MIA”) and operating permit from Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”). Taxes based on the surface area of each concession are due in January and June of each year at a total annual cost of approximately $380,000 and have been paid to date. A further MIA was submitted to SEMARNAT in early January of 2013 for an amendment of the land use licence related to the underground expansion project and was approved in May 2013. The amendment approval allows for tailings facilities that were not previously required for the open pit and heap leach operation.

All mining concessions in Mexico are valid for a period of 50 years. A mining concession in Mexico does not confer any ownership of surface rights. The Santa Elena Concessions are located on Ejido (community or co-op) land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows SilverCrest access and authorization to complete exploration and mine operations activities for 20 years for a maximum of 841 hectares. The annual cost per year ranges from approximately $55,000 to $160,000 dependent on the number of hectares required. Lease obligations have been met to date.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Santa Elena Mine can be accessed year round by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banamichi, then by a maintained gravel road that runs east for seven kilometres to the mine site. The Santa Elena Mine is located on the western edge of the north trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 metres above sea level to 1,000 metres above sea level. The property is located on the range front at a low elevation in relation to the mountains immediately east and west, respectively. Vegetation is scarce during the dry season, limited primarily to juvenile and mature mesquite trees and cactus plants. During the wet season, various blooming cactus, trees and grasses are abundant in drainage areas.

The climate is typical for the Sonoran desert, with a dry season from October to May. Average rainfall is estimated at 300 millimetres per annum. There are two wet seasons, July to September and October to May. The summer rains are short with heavy thunderstorms whereas the winter rains are longer and lighter. Seasonal temperatures vary from zero degrees Celsius to 40 degrees Celsius. Summer afternoon thunderstorms are common and can temporarily impact the local electrical service. Flash flooding is common in the area.

Water for the Santa Elena Mine is available from two wells which were installed and tested in 2009 and 2011. The mine site, including newly completed expansion, has adequate water supply for operations.

A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena Mine operation. Additional power for production is provided by onsite diesel generators. Provision of grid power is possible in the future, but requires permitting and a significant capital expenditure.

The Santa Elena Mine facilities consist of a seven kilometre main access road from the paved highway and local community of Banamichi, open pit mine (closed April 2014), a new 3,000 tonnes per day CCD/MC processing facility, a waste dump with the estimated permitted capacity of 35 million tonnes, a new 3-stage crusher, a lined and certified leach pad, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for 100 year event, Merrill Crowe plant and refinery (out of commission), an on-site laboratory for production and exploration work, an administration office, a maintenance shop for the mine contractor, a new warehouse for inventory, power magazines, diesel generators (some decommissioned), and all required piping, power and security. The material on the existing heap leach facility will be removed, and there is space on the facility for re-handling of the tailings prior to transport to the waste dump as dry stack tailings. Once pad ore is removed, space will be available for reloading lower grade material for other resources. In January of 2012, the expansion of the Santa Elena Mine from an open pit heap leach operation to an underground mill operation was commenced with ground breaking of the underground portal. As of December 31, 2014, the expansion was completed with all major equipment purchased and the completion of all earthworks for the new processing facility and underground development to approximately the 575 metre elevation. The Santa Elena Mine is located in the foothills of a north-south trending mountain range. Foothills area provides ample space to all required facilities and potential for future expansion.

Northern Mexico has significant precious and base metal mines and there is a significant workforce of trained mining and processing personnel. The communities of Cananea, located approximately 100 kilometres north, and Hermosillo, located 150 kilometres southwest of the Santa Elena Mine, are both considered exploration and mining centres and can provide services for heavy machine purchase and repair, materials fabrication and engineering services and supplies to the Santa Elena Mine. Alternatively, Tucson, Arizona is approximately a four hour drive north across the international Mexican-USA border from the Santa Elena Mine.

History

Although minor amounts of historic production are evident at the Santa Elena Mine, the documentation in support of this work is sparse, not detailed and cannot be relied upon for future projections of economic viability.

Consolidated Fields operated the Santa Elena Mine from the late 19 th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period.

The recent commencement of open cut mining has made the underground workings unsafe to enter. SilverCrest estimates that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property but no records are available for this drilling. During the early 1980’s, Tungsteno de Baviacora mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at the Santa Elena Mine.

After 2003, Tungsteno periodically surface mined high silica/low fluorine material from the Santa Elena Mine. During 2003, Tungsteno conducted an exploration program at the Santa Elena Mine consisting of 117 surface and underground samples. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS-Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear. In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS-Chemex of Hermosillo, Mexico. This data was used by SilverCrest for early exploration and target development.

SilverCrest acquired the Santa Elena Mine in December of 2005 and the Santa Elena Mine pit has been in commercial production of gold and silver since July 2011.

Geological Setting

Regional Geology

The Santa Elena Mine is located in northwestern Mexico where much of the geology can be attributed to the subduction and related volcanism of the Farallon Plate beneath the North American Plate. The east-directed subduction of the Farallon Plate began approximately 200 million years ago with the tectonic rifting of the supercontinent Pangea. The resulting northwest/southeast trending Sierra Madre Occidental extends from the USA-Mexican border to Guadalajara in the southeast, a distance of over 1,200 kilometres. It is proposed that subduction of the Farallon Plate occurred at a relatively shallow angle, resulting in continental uplift across northern Mexico with accretionary terrains developing along the western fringes. The shallow subduction is also thought to be responsible for the tectonics that produced the Laramide orogeny. Continental arc volcanism culminated with the Laramide orogeny in the early to late Eocene. The waning of compression coincides with east-west directed extension between late Eocene to the early Oligocene along the eastern Sierra Madre Occidental flank and is considered to be the first formation stage of the Basin and Range province. By early to mid-Miocene, extension migrated west into Northern Sonora and along the western flank of the Sierra Madre Occidental resulting in north/northwest striking normal faults. This extensional regime caused major deformation across the Sierra Madre Occidental resulting in exhumation of pre-Cambrian basement rocks, especially in the Northern Sierra Madre Occidental. Northwest trending shear and fault zones appear to be an important control on mineralization in the Sonora region. Mineralizing fluids may have been sourced from Cenozoic intrusions. The structural separation along the faults formed conduits for mineral bearing solutions. The heat source for the mineralizing fluids was likely from the plutonic rocks that commonly outcrop in Sonora. Many significant porphyry deposits of the Sierra Madre Occidental occur in the Lower Volcanics and are correlated with the various Middle Jurassic through to Tertiary aged intrusions. These include Cananea, Nacozari and La Caridad. In Sonora, emplacement of these systems has been influenced by the early Eocene east-west and east/northeast — west/southwest directed extension. The Santa Elena vein has a similar orientation to this extensional trend. The silicic volcanism is thought to be related to fractional crystallisation of mantle sourced basalts from subduction. The five main igneous deposits of the Sierra Madre Occidental are: (a) Plutonic/volcanic rocks: Late Cretaceous-Paleocene; (b) Andesite and lesser Dacite-Rhyolite: Eocene (Lower Volcanic Complex); (c) Silicic ignimbrites: Early Oligocene & Miocene (Upper Volcanic Complex); (d) Basaltic-andesitic flows: late stage of and after ignimbrites pulses; and (e) repeat and episodic volcanic events related to rifting of the Gulf of California (alkaline basalt and ignimbrite) emplaced to western flanks: Late Miocene Pliocene and Quaternary. To the west of the Sierra Madre Occidental are the parallel ranges and valleys that show structural similarities to the extensional tectonic regimes of the Basin and Ranges Province to the east. Elevations in the west are lower than the eastern Provinces, with transition to the Coastal plains and Gulf of California.

Local and Property Geology

The Santa Elena Mine property is located at the northwestern extent of the Sierra Madre Occidental. The primary rock types observed on the Santa Elena Mine are the tertiary andesite and rhyolite flows. These units have been uplifted and strike north-south with a dip of 10 degrees to 45 degrees east/northeast. The volcanic units in the immediate area of the Santa Elena Mine deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone. The main mineralized zone is hosted within an east-west tending structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres below surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections with the main mineralized zone and along a northwest-southeast trending the footwall of the vein. Andesite and granodiorite dikes have been identified at the Santa Elena Mine deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated. The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Results of induced polarization, resistivity and magnetometer surveys by Pacific Geophysical Ltd. in 2007 showed that the main mineralized zone is a resistivity high (silica) and induced polarization low (minor sulphides) which can be traced for approximately 1.2 kilometres along strike of the zone.

Interpretation from surface, open put and underground mapping and drill hole intercepts has shown that there are eight major faults directly related to the Santa Elena main mineralized zone.

Exploration

From 2006 to 2015, SilverCrest has completed several extensive exploration programs at Santa Elena.

The 2013 — 2014 exploration programs included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling. The Exploration Department at the Santa Elena Mine completed a more detailed geological map of the open pit, compiling all geological and structural information defining a revised surface exposure of main geological units and structural setting. An underground mapping and sampling program has been ongoing since 2013 at Santa Elena and includes the underground developed areas. The majority of the sampling and mapping has been done in the exploration cross-cuts. As of December 31, 2014, there have been 1,092 samples taken on the 575, 600, 625, 650, 675 levels. These samples were used in geological modelling and visual validation of the interpolation results.

Mineralization

Mineralization occurs as a series of replacement veins, stockworks and hydrothermal breccias typical of other high level low-sulphidation epithermal deposits found in the Sierra Madre. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of gold + silver + antimony + lead + zinc + barium +calcium +manganese which is consistent with a high calcium, high level, low-sulphidation system. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids.

The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be locally present but require more definition to determine their full extent. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone, one of which daylights in the open pit area. A trend of higher grades and thicker veining is apparent with a plunge of approximately 25 degrees to the east. Drill hole SE-12-74 intersected the vein at approximately 500 vertical metres depth with an average uncapped grade of 1.56 grams per tonne gold and 133 grams per tonne silver over seven metres (not calculated as true width) along this plunging trend from the current open pit operation. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots. Vertical zonation shows gold content consistent with depth and silver content increasing. At the surface, the silver to gold ratio is 20:1. At 500 metres below surface, the ratio is approximately 100:1. Minor sulphides have been observed in a few locations within the mineralized zone. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite spatially associated with greater than 30% disseminated and veinlet calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill holes intercepting up to 200 metres of breccia with a pyrite/calcite matrix.

Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite has formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane near the surface. Gangue minerals consist of quartz, calcite, adularia, chlorite and fluorite. Analyses shows calcium content of up to 15%.

Drilling

SilverCrest completed four drill programs from early 2006 thru 2011. In 2012-2013, SilverCrest targeted delineation of shallow, below-pit mineralization and deep mineralization, mostly trending to the east, with additional drilling and the first underground drilling program to take place at Santa Elena in fall 2013. Three drilling companies were contracted; Major Drilling de Mexico based in Hermosillo, Mexico, Guardian Drilling from Saskatchewan, Canada, and DrilCor based in Durango, Mexico. All companies were involved in surface drilling programs, however, only DrilCor worked with the underground exploration drilling. This drilling focused on delineating and extending the areas along trend and down-dip of the main mineralized zone. Other drilling was located off strike to explore for near parallel mineralization. A total of 20 drill holes were collared using reverse circulation (“RC”) to expedite hanging wall drilling, then finished with diamond core from approximately 40- 50 metres before the vein target depth through to the barren footwall. This practice was discontinued due to significant deviation in the pre-collared holes. A total of 21 diamond drill (“DD”) holes (1,590.7 metres) were drilled in the underground 2013 program. A total of 218 holes (72,965 metres including RC with DD tails) were drilled during the 2012-13 program, including holes drilled from within the current pit and the 2013 underground program.

During 2014, SilverCrest targeted infill drilling in the underground area for the initial stopes. This drilling resulted in approximate spacing of about 25 metres in the initial stope area, which was previously around 50 metres, allowing SilverCrest to create a more defined model and giving a better idea of grade distribution. This drilling was completed by Major Drilling de Mexico based in Hermosillo, Mexico and DrilCor based in Durango. A series of additional deep drill holes to both the east and the west of the main mineralized zone were done to focus on the delineation and extension of the ore body to depth and also some drill holes targeting the extension of the El Cholugo and Tortuga vein were completed in 2014. To the date of the New Santa Elena Report, down hole surveys were completed on the majority of the drill holes including all 2014 drill holes both at surface and underground drilling. For the 2014 drilling, surveys were taken at an interval of approximately 30 metres, an initial reading at 10 metres was first taken to ensure no deviation had occurred during set up for the drill rig.

Also in 2012, 10 trenches and subsequent bulk composite samples were excavated using an excavator to an average depth of five metres on the leach pad. Sampling was to test spent ore metallurgy for estimated recovery rates through the milling process.

Sampling and Analysis

The 2006 sampling by SilverCrest consisted of continuous surface channel sampling along exposed road cuts and outcrops. The underground verification channel sampling program consisted of semi-continuous horizontal sampling of identified Fronteer sample locations. The samples were collected over selected intervals, placed in plastic bags and periodically shipped to ALS-Chemex in Hermosillo Mexico for preparation, with sample pulps shipped to and analysed by ALS-Chemex, North Vancouver, BC. The 2006, 2007 and 2008 core drilling procedure included the collection and labelling of the drill core. After logging and identifying the mineralized zone, core was selected for splitting and sampling. The 2008 RC drilling program consisted of collecting chips and cataloguing. The 2012 and 2013 drilling program included procedures for the collection and labelling of the drill core. A total of 15 drill holes were first drilled by RC methods and finished with diamond core tails with a further four drilled purely as RC of HQ size drill core (63.5 millimetres diameter). Although RC cuttings were not retained, a number of samples from the hanging wall were sampled.

The drill core was recovered and stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at three metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the on-site core logging facility where the core was logged and sampled by SilverCrest technical staff. Core is currently stored on-site for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.11 to 36.7 metres (the latter was checked in supplied drill logs as being correct) and mode of approximately two metres. Not all drill holes were entirely sampled. The average sample length used in the 2013 resource is 1.74 metres.

Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals, and descriptions were recorded on the standardized drill logs. SilverCrest inserted CRMs, blanks and duplicates samples at regular intervals into the sampling stream. In addition internal laboratory QA/QC procedures were followed.

The 2013-2014 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it is placed and oriented well. The core boxes are marked with the start and end of each box run. While doing this the geologists look over the core to have a general idea of the geology and mineralization before starting their description. The core is photographed and logged in detail. The samples are measured based on the above sample requirements and includes the percent recovery within the drill run. There are marker tags put in at the start of each sample. If there is a sample that has no sampling to be done after because of waste rock then a marker is put in to indicate the end of the sample for the core cutter. The core is then cut with an electrical diamond saw into halves. The uncut half of the core is carefully placed back into the correct location in the box. After cutting the interval, samples are placed in a bag marked with the sample number, hole name and project name. The sample identification tag is then placed in the bag and the bag is tied. For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. For the insertion of STD a reference standard was created from the source deposit and processed in CDN Laboratory from that result material were measured out on a scale and put into envelopes containing 100 grams. Lab sheets are filled out and the samples are delivered to the lab. Rejects and pulps are picked up directly from the lab as soon as the assay has been completed and stored in the core storage in Santa Elena. Samples collected, that are to be used for resource or reserve evaluation, should contain a minimum of one kilogram of sampled material when appropriate. Exceptions may include narrow widths sampled in outcrop or core intervals where collecting a one kilogram sample is impractical. However, in these cases the sample must be representative of the total material being assessed.

There are three different sample types taken at the underground Santa Elena Mine. They are:

Channel Samples (chip samples) consisting of:

•

Face Channel Samples , where: (a) every round of a new development face is sampled, for that purpose the geologist mark the channel to be taken to the geology helpers; (b) this mark is done around 1.5 metres from the floor elevation, from the foot wall to the hanging wall — the channel is divided according the lithology or features of the face, not taking samples greater than 1.5 metres; (c) the sampler takes the samples based on the marked provided by the geologist using a chisel and hammer; (d) to recover the sample the crew use a plastic canvas that is cleaned after every sample is collected; (e ) the sample has an identification number that helps recognize the precedence and assay from the lab; and (f) on every face the geologist marks a composite line that is for QA/QC duplicates. A blank sample is introduced every face, usually after the highest grade are identified by the geologist.

•

Back Sample, where: (a) channels are marked by the geologist every 10 metres long the back to be sampled; (b) From the footwall to the hanging wall — the channel is divided according the lithology or features of the back, not taking samples greater than 1.5 metres; (c) the sampler arrives to the area and takes the samples based on the mark provided by the geologist — these samples are taken on the lifter (tele handler), using a chisel and hammer (d) to recover the sample the crew use a plastic canvas that is cleaned after every sample is collected — this is on the floor of the lifter; (e) the samples have an identification number that help recognize the procedure and assay from the lab.

•

Exploration Crosscuts Sample, where: (a) this mark is done around 1.5 metres from the floor elevation, from the footwall to the hanging wall — the channel is divided according the lithology or features of the face, not taking samples greater than 1.5 metres, marks are done in both walls of the cross-cut; (b) the sampler arrives to the face and takes the samples based on the mark provided by the geologist using a chisel and hammer; (c) to recover the sample the crew use a plastic canvas that is cleaned after every sample is collected; and (d) the samples has an identification number that help recognize the precedence and assay from the lab.

Muck Samples, where: (a) all the trucks that are sent from UG as ore (from stopes, slashes, development) that are dumped in the stock piles of the primary crusher are sampled; (b) every morning and afternoon the samplers arrive to site and wash the muck; (c) from every muck pile, a 75 centimeter distance grid is marked; they take a sample in all of the intersections of that grid; (d) the sample has an id number that help recognize the precedence and assay from the lab; and (e) QA/QC control consists of rejects resampled from the highest grade samples.

Cuts from Long hole drilling samples, where: (a) the objective is to sample all the holes that are going to be drilled in that shift — the geologist communicates with the operations to know where they are going to be drilling; (b) the person that is in charge of the sample collection has to take a sample of the cuts of the drill hole every two rods (approx. three metres); (c) there are as many bags as the length of the hole, all of the bags have the name of the hole that is being drilled; (d) then the bags are analyzed by the geologist, to choose one or two representative samples — to do that the geologist will use a splitter; and (e) the samples have an identification number that help recognize the precedence and assay from the lab.

For the 2012-2013 sampling, two independent analytical laboratories were used for sample analyses: Nusantara de Mexico S.A. de C.V (“Nusantara”), an on-site grade control laboratory for Santa Elena operations; and ALS-Chemex. Nusantara either prepared and analysed samples, or prepared and transported samples to ALS-

Chemex in Chihuahua or Hermosillo for further preparation before being sent to ALS-Chemex in Vancouver for analyses. For the 2013-2014 sampling, three independent analytical laboratories were used for sample analyses: Nusantara, ALS-Chemex and Inspectorate. Nusantara either prepared and analysed samples, or prepared and transported samples to ALS-Chemex or Inspectorate in Hermosillo for further preparation before being sent to ALS-Chemex or Inspectorate in Vancouver for analyses.

For the heap leach sampling, preparation and analyses for 2012 — 2013, all sampling was carried out by SilverCrest’s geologists and sampling protocols adopted the following procedures: (a) plastic bags were placed in a tray in the vertical outlet of the cyclone and into a container to avoid loss of material; (b) full interval was sampled and samples were taken at multiple orders according to the depth of the hole – for holes with a length of 10 and 20 metres, samples were taken every two metres — holes with length of 15 metres, samples were collected every three metres and only one five metre sample was collected for holes with five metre length; (c) all bags were labelled with the corresponding depth; and (d) the samples were delivered to the Santa Elena Mine site lab for splitting to pulverization and additional splitting to generate aliquot for analyses. All samples were handled by geologists at the Santa Elena Mine site. Samples were sent to the Santa Elena Mine lab for analyses. Analytical method for gold included Fire Assay finishing in AA as well as gravimetric analyses for comparison purposes and for silver an Aqua Regia digestion finishing in AA. Blanks and CRM were inserted by exploration personnel prior to the sampling preparation at the Santa Elena Mine lab to carry out a QA/QC protocol in the preparation and analyses of the samples collected by the drilling program on the pad. The results did not indicate deviations from the blanks and CRM assay values.

Data Verification and Security of Samples

Historical data prior to the 2006 SilverCrest drilling campaign is not included in the current geological database.

During April 2006, Scott Wilson Roscoe Postle Associates (“SWRPA”) collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core and sent to ALS — Chemex in Hermosillo with a regular shipment of core samples. Overall, the grade comparisons are considered to be within acceptable ranges.

In May 2006, SilverCrest collected 15 underground channel samples to verify the sampling results of Fronteer samples. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. Gravimetric silver grades were consistently higher compared to both the Fronteer and the SilverCrest silver fire with AA finish results. The result lends support to the higher values. The fire assay with AA results was used in the resource estimate as they were more similar to the Fronteer results which were also used.

In addition to the underground sampling by SilverCrest, SilverCrest completed silver geochemical analyses on 289 surface samples for fire assay AA finish and fire assay gravimetric analyses. Results show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. For QA/QC, duplicate analyses on 16 of 298 samples were completed at ACME Laboratories in Vancouver on ALS-Chemex pulps from core sampling and preparation. Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During the 2008 drilling, approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC. The authors of the Santa Elena Report are of the opinion that the data meet accepted industry standards and are suitable for use in estimating resources.

James Barr, P. Geo, from EBA Engineering Consulting (now Tetra Tech EBA), visited the Santa Elena Mine between May 10-11, 2012 and October 13-14, 2012 (during the 2012 — 2013 drilling campaign). At this time, rock exposure in the open pit and exploration underground decline were inspected, sample collection and logging procedures were reviewed, verification samples were collected and recommendations for sampling quality control measures were made.

Insertion of CRM at regular intervals was completed by SilverCrest staff during the 2013-2014 Santa Elena Mine drill program. SilverCrest inserted 114 blank samples in a random fashion and near to expected high grade samples during the 2013-2014 drilling program, each blank was labelled “Blank” or “Blanco” in the drill hole data base.

The author of the New Santa Elena Report has reviewed the data verification methods at Santa Elena Mine and believes that the methods meet an industry standard of practice and are sufficient to support estimation of Mineral Resources and Mineral Reserves.

Updated Mineral Resource and Mineral Reserve Estimates

The update to the Mineral Reserves and Mineral Resources (open pit, underground and leach pad) for the Santa Elena Mine are shown in the table below. Only Indicated Mineral Resources were used to define Mineral Reserves in the UPFS mine plan, schedule and economic analyses.

To summarize, total Mineral Reserves are 7.45 million tonnes grading 1.23 grams per tonne gold and 78.4 grams per tonne silver, containing 295 thousand ounces of gold and 18.76 million ounces of silver. This represents a 10% decrease in contained gold and 5% decrease in contained silver over previous Probable Mineral Reserves. Updated Indicated Mineral Resources (exclusive of Probable Mineral Reserves) are estimated at 1.1 million tonnes grading 1.39 grams per tonne gold and 89.7 grams per tonne silver, containing 50 thousand ounces of gold and 3.2 million ounces of silver. This represents a 57% decrease in contained gold ounces and 59% decrease in contained silver ounces over previous Indicated Mineral Resources. Updated Inferred Mineral Resources are estimated at 0.56 million tonnes grading 1.69 grams per tonne gold and 106.5 grams per tonne silver, containing 31 thousand ounces of gold and 1.9 million ounces of silver. This represents a 57% decrease in contained gold ounces and 74% decrease in contained silver ounces.

The percentage differences in gold and silver from the previous estimate are based on: (a) a minimal of decrease of overall Mineral Reserves from mining depletion even with base case metal price used for cut off analyses changed from U.S.$1,450 per ounce of gold to U.S.$1300 and U.S.$28 per ounce of silver to U.S.$19.50; (b) a decrease in open pit Mineral Reserves due to mining depletion due to mining from April 30, 2013 to April 1, 2014; (c) an increase in leach pad Mineral Reserves with continuation of open pit mining in 2013 and 2014 and partial leaching (300 day leach cycle) of ore; (d) overall, increase in mine life after mining depletion; (e) Mineral Resources have been impacted by conversion to Mineral Reserves, lower base case metal prices, update geological model incorporating infill drilling, changes in estimation supported by additional drilling completed in 2013; and (f) 2014 and production data generated during the life of mine at the open pit operations.

The following table sets forth the updated estimated Mineral Reserves and Mineral Resources for the Santa Elena Mine from the New Santa Elena Report (gold only, excludes silver grades for Sandstorm Gold reporting purposes) as of December 31, 2014:

Classification	Tonnes	Gold Grade	Contained Gold
	(000s)	(grams per tonne)	(ounces)
Underground Diluted and Recoverable Reserves (1)
Probable	3,982	1.67	214,000
Open Pit Reserves (2)
Probable	122	2.75	11,000
Leach Pad Reserves (3)
Probable	3,345	0.65	70,000

TOTAL RESERVES	7,448	1.23	295,000

Resources (4)
Indicated	1,117	1.39	50,000
Inferred	564	1.69	31,000

All numbers are rounded. Underground and Leach Pad Mineral Reserves and Mineral Resources are based on LOMP metal price trends of U.S.$1,300 per ounce gold and U.S.$19.50 per ounce silver, and metallurgical recoveries of 92% gold and 67.5% silver. All Mineral Resources and Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Resources and Mineral Reserves. Inferred Mineral Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Mineral Resources.

(1)

Underground Probable Reserve is based on a cut-off grade of 2.49 grams per tonne gold equivalent with an average estimated 10% dilution and 90% mine recovery. Average true thickness of the designed stopes is 10 metres.

(2)

Open Pit Mineral Reserve is based on a cut-off grade of 0.20 grams per tonne gold equivalent in a constrained pit shell with applied capping of eight grams per tonne gold and 300 grams per tonne silver.

(3)	Leach Pad Mineral Reserve based on production and drill hole data for volumetrics and grade model using a cut-off grade of 0.5 grams per tonne gold equivalent. No capping was applied.
(4)

Mineral Resources exclude Mineral Reserves and are based on a 1.5 grams per tonne gold equivalent cut-off grade using assumptions for prices and recoveries as stated above. Capping was applied at 12 grams per tonne gold and 700 grams per tonne silver.

(5)

The Mineral Reserves and Mineral Resources set forth above have been reviewed and verified by N. Eric Fier, CPG, P.Eng, Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101.

With the update to Mineral Reserves, the Santa Elena Mine life is scheduled to continue for eight years at nominal milling rate of 3,000 tonnes per day with reduced throughput in the last two years upon depletion of leach pad reserves. The mine schedule is based on mining long hole stopes early in the mine life at attractive lower costs with small reserve being mined using cut and fill stopes towards the end of the mine schedule.

Mining Operations and Exploration and Development

Initially, the Santa Elena Mine open pit heap leach mine was constructed in late 2009 and 2010 and was operational from 2010 to 2014. During 2013 and 2014, the open pit heap leach was transitioned into an underground, milling and CCD /Merrill Crowe 3,000 tonne per day processing facility. As of December 31, 2014, all transition projects have been fully constructed, commissioned and commercial production announced. Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, primary crushing equipment, heap leach pads and solution collection ponds.

The Santa Elena Mine ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction, as follows:

Orebody Geometry	Mining Method
Dip > 55 degrees, Thickness > 5 metres	Longitudinal Long hole Stoping (including Avoca)
Dip < 55 Degrees, > 5 metres	Mechanized Cut and Fill

In general, conventional mechanized mining methods have been selected. The basis of the development of the mining methods and consequent equipment selection has been that SilverCrest will undertake production drilling, blasting and loading using a contractor for the waste rock and ore haulage to surface. Initially a contractor will be retained to carry out mine development, with jumbo drill rigs purchased later in the mining life, after which development will be done in house. Approximately 81% of stoping will be by long hole method and 11% by cut and fill methods. Most long hole stopes are produced early in the mine schedule. Average stope width is 10 metres.

Conventional open pit mining will continue using a contractor until the second quarter of 2015 when open pit reserves are depleted. Mining of the heap leach spent ore (“pad ore”) will be completed by loader and conveyor to transport material to the plant until 2021.

SilverCrest’s mining schedule estimates the tonnages to be mined from the underground, open pit and the existing heap leach facility to feed the process plant at a nominal rate of 3,000 tonnes per day. The schedule is based on optimizing higher grade long hole stopes first, with more costly cut and fill mining left for later in the mine life. An underground mining schedule has been developed for the stopes in the reserve model and for development required to access the stopes throughout the life of mine. Peak production is reached in year six. A 50%/50% mix (underground to pad ore) is assumed for the first six years.

The ore from both underground and open pit resources will be processed by conventional milling and cyanide leaching technology. In addition partially leached material from the existing heap leach operations will be blended with open pit and underground ore at a variable rate and reprocessed through the same plant. Santa Elena ore (Open Pit, Underground and Leach Pad) contains an estimated grade of 1.23 grams per tonne gold and 78.4 grams per tonne silver and after crushing and grinding can be leached in cyanide to yield approximately 92% gold recovery and 67.5% silver recovery. Because of the relatively high level of silver in the ore (and hence solutions) there are advantages and benefits to using traditional CCD and Merrill-Crowe for metal recovery rather than CIL/CIP. The partially leached heap ore yielded recoveries of approximately 60% gold and 30% silver when crushed to 10 millimeters and processed on the heap leach (partial leach cycle to Q2 2014). On re-leaching after grinding in the new plant, the balance of the metals are recovered to the level expected from new ore from open pit and underground indicates as 92% for gold and 67.5% for silver. The process plant has been designed to treat a nominal 3,000 tonnes per day of ore, a mixture of freshly mined material and partially leached heap leach residue. The plant has been designed to treat any proportion of these two types of feed.

Environmental Conditions

Environmental studies have been conducted on the existing open pit excavation occurring at the Santa Elena Mine.

An independent Closure and Mine Reclamation Plan was created for the Santa Elena Mine project in March 2010, and updated in January 2014, by Global Resource Engineering Ltd. This initial plan incorporated study results from baseline environmental impact, water quality and geotechnical stability studies for the original open pit, processing and waste dump. The updated plan in 2014 incorporates plans for earthworks in regards to topsoil placement on impacted grounds, earthworks for erosion control, demolition and removal of old buildings. Consideration for mine closure, remediation and ongoing monitoring and stewardship activities are included within the economic model for the Santa Elena Mine. A revision to this closure plan has been recommended.

Sale of Product

Santa Elena Mine is an operating mine and currently sells gold and silver as part of ongoing operations. 20% of the gold production is forward sold to Sandstorm Gold.

Black Fox Mine, Canada

On March 18, 2015, Primero announced its 2014 year-end Mineral Reserves and Mineral Resources for the Black Fox Mine and also reported this information in its annual information form dated March 31, 2015 which it filed on SEDAR. Primero advised that it completed these estimations internally. Primero elected to use a gold price of U.S.$1,200 per troy ounce and a foreign exchange ratio of $1.10/U.S.$1.00 for the Black Fox Mine. This resulted in increasing the underground Mineral Reserve cut-off grade from 3.4 grams per tonne to 3.7 grams per tonne, causing a reduction of approximately 11,000 ounces of gold in the Mineral Reserve estimate and partially contributing to the 19% increase in the underground gold Mineral Reserve grade to 7.5 grams per tonne. After operating the Black Fox Mine for nearly twelve months, Primero elected to apply more conservative mining envelopes to current Mineral Resources which resulted in a reduction in Mineral Reserves. Primero stated, however, that throughout the year, they planned to individually evaluate certain remnant areas which were excluded from the 2014 Mineral Reserve calculation for potential addition to the Mineral Reserve estimate and mine plan next year. On May 6, 2015, Primero reported that underground development at Black Fox Mine continues to progress on schedule and the underground mine remains on-track to achieve production rates of 1,000 tonnes per day during the third quarter of 2015. Primero stated that it will continue producing predominantly from the open-pit until mid-2015 when higher grade production from the underground is expected to increase. As a result, gold production at Black Fox Mine is expected to be weighted towards the second half of the year.

The following table sets forth the estimated updated Mineral Resources for the Black Fox Mine (inclusive of Mineral Reserves) as at December 31, 2014: (1 to 6)

	Measured Resource			Indicated Resource			Measured & Indicated Resources (including Reserves)
Classification	Tonnes	Gold Grade	Contained Gold	Tonnes	Gold Grade	Contained Gold	Tonnes	Gold Grade	Contained Gold
	(000s)	(grams per tonne)	(ounces)	(000s)	(grams per tonne)	(ounces)	(000s)	(grams per tonne)	(ounces)
Open Pit	—	—	—	864	2.2	61,000	864	2.2	61,000
Underground	—	—	—	1,810	8.9	516,000	1,810	8.9	516,000
Stockpile	904	1.1	31,000				904	1.1	31,000

TOTAL:	904	1.1	31,000	2,674	6.7	577,000	3,578	5.3	608,000

The following table sets forth the estimated Mineral Reserves for the Black Fox Mine as at December 31, 2014: (1 to 6)

	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Classification	Tonnes	Gold Grade	Contained Gold	Tonnes	Gold Grade	Contained Gold	Tonnes	Gold Grade	Contained Gold
	(000s)	(grams per tonne)	(ounces)	(000s)	(grams per tonne)	(ounces)	(000s)	(grams per tonne)	(ounces)
Open Pit	—	—	—	879	2.2	61,000	879	2.2	61,000
Underground	—	—	—	1,239	7.5	300,000	1,239	7.5	300,000
Stockpile	904	1.1	31,000				904	1.1	31,000

TOTAL:	904	1.1	31,000	2,118	5.3	361,000	3,022	4.0	393,000

The following table sets forth the estimated Gold Inferred Mineral Resource for the Black Fox Mine as at December 31, 2014: (1 to 6)

	Inferred Resources
Classification	Tonnes	Gold Grade	Contained Gold
	(000s)	(grams per tonne)	(ounces)
Open Pit	182	8.7	51,000
Underground	72	7.4	17,000

TOTAL:	255	8.3	68,000

NOTES FOR ALL OF THE ABOVE TABLES:

(1)

The Black Fox Mineral Resources have been reviewed and verified by Harold Brisson, Eng, PhD, Resource Manager for Primero, who is a qualified person under NI 43-101. The Black Fox Mineral Reserves have been reviewed and verified by Clifford Lafleur, P.Eng, Director of Technical Services for Primero, who is a qualified person under NI 43-101.

(2)

The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources are not. Contained metal in estimated reserves remains subject to metallurgical recovery losses.

(3)	Reserves and resources are based on U$1,200 per ounce gold for 92% of production and U$500 per ounce gold for gold sold through the Sandstorm Gold gold stream agreement.
(4)

Open pit reserves and resources are reported at 0.90 grams per tonne cut-off and the underground reserves are reported at 3.7 grams per tonne cut-off and the underground resources are reported at 3.4 grams per tonne cut-off.

(5)	An exchange rate of $1.10=U$1.00 was used in the gold cut-off grade calculations.
(6)	Figures may not add due to rounding.

For further information regarding Sandstorm Gold, see the Annual Information Form and other documents incorporated by reference in this Prospectus available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov under the Corporation’s profile.

RISK FACTORS

An investment in our Securities involves risks. You should carefully consider the risks described in the sections entitled “Risk Factors” in any Prospectus Supplement and those set forth in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, as well as other information in this Prospectus and any applicable Prospectus Supplement, before purchasing any of our Securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since June 30, 2015, the date of our most recently filed interim financial statements.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to finance future Gold Streams and the purchase of royalties and for working capital purposes. Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement.

PLAN OF DISTRIBUTION

The Corporation may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities.

We may sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement also will include any underwriting discounts or commissions and other items constituting underwriters’ compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 — Shelf Distributions , including sales made directly on the TSX, NYSE MKT or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the Offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an Offering of Securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any Offering of Securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF SECURITIES

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. As of August 31, 2015, there were 118,254,736 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Corporation may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into by us and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any Prospectus Supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their Offering. This description will include, where applicable:

•	the designation and aggregate number of Warrants and the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•

the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;

•	whether we will issue fractional shares;

•	whether we have applied to list the Warrants or the underlying shares on a stock exchange;

•	the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

•	the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants.

Subscription Receipts

The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

General

Any Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their Offering. All such terms will comply with the requirements of the TSX and the NYSE MKT relating to Subscription Receipts. This description will include, where applicable:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•

the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•

the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units or any combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;

•

if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Subscription Receipts will be listed on any exchange;

•	material United States and Canadian federal tax consequences of owning the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

The Corporation may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts, or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.

Any Prospectus Supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their Offering. This description will include, where applicable:

•	the designation and aggregate number of Units being offered and the price at which the Units will be offered;

•	the designation and terms of the Units and the applicable Securities included in the Units;

•	the description of the terms of any agreement governing the Units;

•	any provision for the issuance, payment, settlement, transfer or exchange of the Units;

•	the date, if any, on and after which the Units may be transferable separately;

•	whether the Units will be listed on any exchange;

•	material United States and Canadian federal tax consequences of owning the Units;

•	how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and

•	any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12 month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE MKT under the symbol “SAND”. In addition, the common share purchase warrants of the Corporation expiring October 19, 2015 and the common share purchase warrants of the Corporation expiring September 7, 2017 are listed and posted for trading on the TSX under the symbols “SSL.WT.A” and “SSL.WT.B”, respectively. Information in respect of trading price and volume of the Common Shares and listed warrants during the previous 12 month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. The applicable prospectus supplement will also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation from the date of its most recent Annual Information Form other than in the ordinary course of business are as follows:

1.

the termination agreement dated May 7, 2015 among the Corporation, Luna, Mineração Aurizona, Sandstorm Gold (Canada) Ltd. and Sandstorm Gold Bank Limited with respect to the restructuring with Luna. See “General Development of the Business — Recent Developments — Restructuring with Luna Gold Corp.” for further details.

2.

the Aurizona royalty agreement dated May 7, 2015 among Luna, Mineração Aurizona and Sandstorm Gold (Canada) Ltd. with respect to the Aurizona Project NSR. See “General Development of the Business — Recent Developments — Restructuring with Luna Gold Corp.” for further details.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to matters of Canadian law, and Neal, Gerber & Eisenberg LLP, with respect to matters of U.S. law.

INTEREST OF EXPERTS

Marc Leduc, P.Eng, President and Chief Executive Officer of Luna, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Aurizona Mine.

Nathan Eric Fier, C.P.G., P.Eng, Chief Operating Officer of SilverCrest, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena Mine.

Harold Brisson, Eng, PhD, Resource Manager for Primero, and Clifford Lafleur, P.Eng, Director of Technical Services for Primero, both qualified persons under NI 43-101, have reviewed and approved the scientific and technical disclosure relating to the Black Fox Mine.

Pascal Hamelin, P.Eng, Vice President of Metanor, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Bachelor Lake Mine.

Each of the aforementioned firms or persons are independent of the Corporation and held no securities of the Corporation or of any associate or affiliate of the Corporation at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this Prospectus and did not receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

The partners and associates of Cassels Brock & Blackwell LLP, as a group, hold beneficially, directly or indirectly, less than 1% of any class of the Corporation’s securities.

Deloitte LLP, Chartered Professional Accountants, of Vancouver, Canada are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, Canada were the independent auditors of Gold Royalties Corporation and were independent of Gold Royalties Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Warrants (if offered separately) and Subscription Receipts will have a contractual right of rescission against the Corporation in respect of the exercise of such Warrants or conversion of such Subscription Receipts.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant and the Subscription Receipt, as the case may be, the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the Warrant or Subscription Receipt under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Warrant or Subscription Receipt under this Prospectus. This contractual rights of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: September 1, 2015

This short form base shelf prospectus of Sandstorm Gold Ltd., together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form base shelf prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

(Signed) NOLAN WATSON		(Signed) ERFAN KAZEMI
Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors

(Signed) DAVID AWRAM		(Signed) DAVID E. DE WITT
Director		Director

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